                                                               EXHIBIT 99.(A)(1)

                          Offer to Purchase for Cash
                    All Outstanding Shares of Common Stock

                                      of

                             Benjamin Moore & Co.

                                      at

                             $37.82 Net Per Share

                                      by

                              B Acquisition, Inc.
                         a Wholly Owned Subsidiary of
                            Berkshire Hathaway Inc.

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, DECEMBER 15, 2000, UNLESS THE OFFER IS EXTENDED.

  THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF NOVEMBER 8, 2000 (THE "MERGER AGREEMENT"), BY AND AMONG BERKSHIRE HATHAWAY INC., B ACQUISITION, INC., A WHOLLY OWNED SUBSIDIARY OF BERKSHIRE HATHAWAY, AND BENJAMIN MOORE & CO. (THE "COMPANY"). THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER DESCRIBED HEREIN, ARE FAIR TO AND IN THE BEST INTERESTS OF THE SHAREHOLDERS OF THE COMPANY, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, AND HAS UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS ACCEPT THE OFFER, APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND TENDER THEIR SHARES PURSUANT TO
THE OFFER.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED, AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED HEREIN), THAT NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $3.33 1/3 PER SHARE, OF THE COMPANY WHICH (TOGETHER WITH ANY SHARES OWNED BY BERKSHIRE HATHAWAY,
B ACQUISITION, INC. OR THEIR AFFILIATES) CONSTITUTES TWO-THIRDS OF THE SHARES OF COMMON STOCK OUTSTANDING ON A FULLY DILUTED BASIS ON THE DATE SHARES ARE ACCEPTED FOR PAYMENT (THE "MINIMUM CONDITION"). THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE. THE OFFER IS NOT SUBJECT TO A FINANCING CONDITION.

  ALL SHAREHOLDERS OF RECORD ON NOVEMBER 20, 2000, WHO ARE ENTITLED TO RECEIVE THE EXTRA FOURTH QUARTER CASH DIVIDEND OF $.120 PER SHARE DECLARED BY THE COMPANY ON NOVEMBER 8, 2000, AND PAYABLE ON DECEMBER 4, 2000, WILL RECEIVE SUCH DIVIDEND REGARDLESS OF WHETHER THEY TENDER THEIR SHARES IN THE OFFER.

                                   IMPORTANT

  Any shareholder desiring to tender all or any portion of his shares of Common Stock (the "Shares") should either (1) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal or such facsimile with such shareholder's certificate(s) for the tendered Shares and any other required documents to the Depositary, (2) follow the procedure for book-entry transfer of Shares set forth in Section 3 of this Offer to Purchase, or (3) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. Shareholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender such Shares.

  A shareholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of this Offer to Purchase.

  Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies.

                               ----------------

November 17, 2000

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
 SUMMARY TERM SHEET.......................................................    4

 INTRODUCTION.............................................................    8

 THE TENDER OFFER.........................................................   11

 1.  Terms of the Offer..................................................    11

 2.  Acceptance for Payment and Payment for Shares.......................    12

 3.  Procedure for Tendering Shares......................................    13

 4.  Withdrawal Rights...................................................    16

 5.  Certain Federal Income Tax Consequences of the Offer and the
     Merger..............................................................    16

 6.  Price Range of Shares; Dividends....................................    17

 7.  Effect of the Offer on Market for the Shares, Stock Quotation, and
     Exchange Act Registration...........................................    18

 8.  Certain Information Concerning the Company..........................    18

 9.  Certain Information Concerning Purchaser and Parent.................    19

 10. Source and Amount of Funds..........................................    20

 11. Background of the Offer; Contacts with the Company; the Merger
     Agreement and Shareholders Agreement................................    20

 12. Purpose of the Offer and the Merger; Plans for the Company After the
     Offer and the Merger; Shareholder Approval and Appraisal Rights.....    33

 13. Dividends and Distributions.........................................    34

 14. Conditions of the Offer.............................................    35

 15. Certain Legal Matters and Regulatory Approvals......................    36

 16. Fees and Expenses...................................................    38

 17. Miscellaneous.......................................................    39

                              SUMMARY TERM SHEET

  B Acquisition, Inc. is offering to purchase all of the outstanding common stock of Benjamin Moore & Co. for $37.82 per share in cash. The following are some of the questions you, as a shareholder of Benjamin Moore & Co., might have and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

  Our name is B Acquisition, Inc. We are a New Jersey corporation formed for the purpose of making a tender offer for all of the common stock of Benjamin Moore & Co. and have carried on no activities other than in connection with the merger agreement among us, Berkshire Hathaway Inc. and Benjamin Moore & Co. We are a wholly owned subsidiary of Berkshire Hathaway Inc., a Delaware corporation. Berkshire Hathaway Inc. is a holding company engaged through subsidiaries in a number of diverse businesses, the most important of which is property and casualty insurance and reinsurance offered on both a direct and reinsurance basis through insurance subsidiaries. See the "Introduction" to this Offer to Purchase and Section 9 "Certain Information Concerning Purchaser and Parent."

What are the classes and amounts of securities sought in the offer?

  We are seeking to purchase all of the outstanding shares of common stock of Benjamin Moore & Co. See the "Introduction" to this Offer to Purchase and
Section 1 "Terms of the Offer."

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

  We are offering to pay you $37.82 per share, in cash, subject to federal income tax withholding requirements. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker or nominee tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the "Introduction" to this Offer to Purchase and Section 3 "Procedure for Tendering Shares."

Do you have the financial resources to make payment?

  Yes. Berkshire Hathaway Inc., our parent company, has available cash resources that are many times larger than needed to complete the offer and the merger. Berkshire will provide us with sufficient funds to purchase all shares validly tendered and not withdrawn in the offer and to provide funding for the merger, which is expected to follow the successful completion of the offer in accordance with the terms and conditions of the merger agreement. The offer is not conditioned on any financing arrangements. See Section 10 "Source and Amount of Funds."

Is your financial condition relevant to my decision to tender in the offer?

  We do not think our financial condition is relevant to your decision whether to tender in the offer because the form of payment consists solely of cash, which we have available, because the offer is not subject to any financing condition, and because the offer is for all outstanding shares. See Section 10 "Source and Amount of Funds."

How long do I have to decide whether to tender in the offer?

  You will have until 12:00 midnight, New York City time, on Friday, December 15, 2000, to tender your shares in the offer, unless we decide to extend the offer or provide for a subsequent offering period. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1 "Terms of the Offer" and Section 3 "Procedures for Tendering Shares."

Can the offer be extended and under what circumstances?

  Subject to the terms of the merger agreement, we can extend the offer. We have agreed in the merger agreement that:

  . We may extend the offer for up to an additional 30 business days if any condition to the offer is not met.

  . We may also extend the offer for up to 5 business days if, on the expiration date of the offer, at least 75% but not more than 90% of the common stock has been tendered. In order to extend the offer in this way, we must first waive the satisfaction of any conditions to the offer.

  For more details on our ability to extend the offer, see Section 1 "Terms of the Offer."

How will I be notified if the offer is extended?

  If we extend the offer, we will inform EquiServe Trust Company, N.A. (the depositary for the offer) of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was previously scheduled to expire.

Will there be a subsequent offering period?

  Following satisfaction of all the conditions to the offer and the acceptance of and payment for all the shares tendered during the offering period, we may elect to provide a subsequent offering period. This would allow us to accept additional shares that were not tendered prior to the expiration date. During a subsequent offering period, you will not be able to withdraw any of the shares that you have already tendered (because such shares will have already been accepted for payment by us), nor any of the shares that you tender during such subsequent offering period. If we elect to provide a subsequent offering period, we will announce it in a manner reasonably calculated to inform you sufficiently in advance of the day on which the offer was previously scheduled to expire. See Section 1 "Terms of the Offer."

What are the most significant conditions to the offer?

  We are not obligated to purchase any shares that are validly tendered:

  . unless the number of shares validly tendered and not withdrawn before the expiration date of the offer represents at least two-thirds of the then outstanding shares on a fully diluted basis. We call this condition the "Minimum Condition."

  . if, among other things, the applicable waiting periods under the Hart-
    Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the Canadian Competition Act have not expired or been terminated.

  The offer is also subject to other conditions. We can waive all of the conditions to the offer in our sole discretion, other than the Minimum Condition. See Section 1 "Terms of the Offer" and Section 14 "Conditions of the Offer."

How do I tender my shares?

  To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal and any other documents required by the letter of transmittal, to EquiServe Trust Company, N.A., the depositary for the offer, not later than the time the tender offer expires. If your shares are held in street name (i.e., through a broker, dealer or other nominee), the shares can be tendered by your nominee through The

Depository Trust Company. If you are unable to deliver any required document or instrument to the depositary by the expiration of the tender offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary within three New York Stock Exchange and Nasdaq Stock Market trading days. For the tender to be valid, however, they must receive the missing items within that three trading day period. See Section 3 "Procedures for Tendering Shares."

Until what time may I withdraw previously tendered shares?

  You may withdraw shares at any time until the offer has expired, and if we have not accepted your shares for payment by January 15, 2001, you may withdraw them at any time after that date until we accept your shares for payment. If we choose to provide for a subsequent offering period, you will not have withdrawal rights during the subsequent offering period. See Section 1 "Terms of the Offer" and Section 4 "Withdrawal Rights."

How do I withdraw previously tendered shares?

  To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See Section 4 "Withdrawal Rights."

What does the board of directors of Benjamin Moore & Co. think of the offer?

  We are making the offer pursuant to the merger agreement among us, Berkshire Hathaway Inc. and Benjamin Moore & Co. The board of directors of Benjamin Moore & Co. has unanimously determined that the merger agreement and the transactions contemplated thereby, including the offer and the merger, are fair to and in the best interests of the shareholders of Benjamin Moore & Co. The board of directors has also unanimously approved the merger agreement and the transactions contemplated thereby and recommended that the shareholders of Benjamin Moore & Co. accept the offer, approve the merger agreement and the transactions contemplated thereby and tender their shares pursuant to the offer. See the "Introduction" to this Offer to Purchase.

Have any shareholders agreed to tender their shares?

  Yes. All of the directors of Benjamin Moore & Co., as well as many of the trusts for which they serve as trustees, have agreed to tender all of their shares of Benjamin Moore & Co. common stock, representing approximately 17.8% of the outstanding common stock of Benjamin Moore & Co. on a fully diluted basis. These directors and trusts have also agreed to vote in favor of the merger and against any competing acquisition proposal. See the "Introduction" to this Offer to Purchase.

If two-thirds of the shares are tendered and accepted for payment, will Benjamin Moore & Co. continue as a public company?

  No. Following the purchase of shares in the offer, we expect to consummate the merger. If the merger takes place, Benjamin Moore & Co. no longer will be publicly owned. Even if for some reason the merger does not take place, if we purchase all of the tendered shares, there may be so few remaining shareholders and publicly held shares that brokers and dealers may stop making markets in Benjamin Moore & Co. common stock, and as a result, Benjamin Moore & Co. common stock could become ineligible for continued quotation on the Over The Counter Bulletin Board. In addition, you should be aware that there may not be a public trading market of any kind for Benjamin Moore & Co. common stock, and Benjamin Moore & Co. may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the SEC rules relating to publicly held companies. See Section 7 "Effect of Offer on Market for the Shares, Stock Quotation, and Exchange Act Registration."

Will the tender offer be followed by a merger if all shares of Benjamin Moore & Co. are not tendered in the offer?

  If we accept for payment and pay for at least two-thirds of the shares of Benjamin Moore & Co. on a fully diluted basis, we will be merged with and into Benjamin Moore & Co. If that merger takes place, Berkshire Hathaway Inc. will own all of the shares of Benjamin Moore & Co., and all other persons who were shareholders of Benjamin Moore & Co. immediately prior to the merger will receive $37.82 per share in cash (or any higher price per share that is paid in the offer). See the "Introduction" to this Offer to Purchase.

If I decide not to tender, how will the offer affect my shares?

  If the merger described above takes place, shareholders not tendering in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer. Therefore, if the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. If the merger does not take place, however, the number of shareholders and the number of shares of Benjamin Moore & Co. that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Benjamin Moore & Co. common stock. Also, as described above, Benjamin Moore & Co. may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the SEC rules relating to publicly held companies. See the "Introduction" to this Offer to Purchase and Section 7 "Effect of Offer on Market for Shares, Stock Quotation, and Exchange Act Registration."

  There are no appraisal or dissenters' rights in connection with the offer or the merger. Because the shareholders of Benjamin Moore & Co. will receive cash for their shares, they are not entitled to any appraisal or dissenter's rights under New Jersey law. See Section 12, "Purpose of the Offer and the Merger; Plans for the Company; Shareholder Approval and Appraisal Rights."

What is the market value of my shares as of a recent date?

  On November 8, 2000, the last trading day before we announced the signing of the merger agreement, the last sale price of Benjamin Moore & Co. common stock displayed on the OTC Bulletin Board was $25.00 per share. On November 9, 2000, the day after we announced the offer, the last sale price of Benjamin Moore & Co. common stock displayed on the OTC Bulletin Board was $37.63 per share. We encourage you to obtain a recent quotation for shares of Benjamin Moore & Co. common stock in deciding whether to tender your shares. See Section 6 "Price Range of Shares; Dividends."

What are certain United States federal income tax consequences of tendering shares?

  The receipt of cash for shares pursuant to the tender offer or the merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, a shareholder who sells shares pursuant to the tender offer or receives cash in exchange for shares pursuant to the merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the shareholder's adjusted tax basis in the shares sold pursuant to the tender offer or exchanged for cash pursuant to the merger. See Section 5 "Certain Federal Income Tax Consequences of the Offer and the Merger."

To whom may I speak if I have questions about the tender offer?

  You may call the information agent for the offer, Georgeson Shareholder Communications Inc., at (800) 223-2064 (toll free). See the back cover of this Offer to Purchase.

To the Holders of Common Stock of
BENJAMIN MOORE & CO.:

                                 INTRODUCTION

  B Acquisition, Inc., a New Jersey corporation (the "Purchaser") and wholly owned subsidiary of Berkshire Hathaway Inc., a Delaware corporation ("Parent"), hereby offers to purchase all of the outstanding shares (the "Shares") of Common Stock, par value $3.33 1/3 per share (the "Common Stock"), of Benjamin Moore & Co., a New Jersey corporation (the "Company"), at a price of $37.82 per Share, without interest thereon, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together, as amended and supplemented from time to time, constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 8, 2000, among the Company, Parent and Purchaser. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or, if permissible, waiver of the conditions set forth in the Merger Agreement, including the purchase of Shares pursuant to the Offer (sometimes referred to herein as the "consummation" of the Offer) and the approval of the Merger Agreement by the shareholders (if required by applicable law) in accordance with the relevant provisions of the New Jersey Business Corporation Act (the "New Jersey Act"), Purchaser will be merged with and into the Company. Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a direct wholly owned subsidiary of Parent. The purpose of the Offer and the Merger is to facilitate the acquisition of all of the Shares for cash and thereby enable Parent to own 100% of the Shares. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time held by the shareholders will be canceled and converted automatically into the right to receive $37.82 in cash, or, in the event any higher price is paid in the Offer, such higher price (the "Merger Consideration"), without interest. The Merger Agreement is more fully described in "Section 11--Background of the Offer; Contacts with the Company; the Merger Agreement and Shareholders Agreement."

  THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER (COLLECTIVELY THE "TRANSACTIONS"), ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S SHAREHOLDERS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, AND HAS UNANIMOUSLY RECOMMENDED THAT THE SHAREHOLDERS ACCEPT THE OFFER AND APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

  BECAUSE SHAREHOLDERS WILL RECEIVE CASH FOR THEIR SHARES, UNDER THE NEW JERSEY ACT, SHAREHOLDERS ARE NOT ENTITLED TO APPRAISAL OR DISSENTERS' RIGHTS IN CONNECTION WITH THE OFFER OR THE MERGER. SEE "SECTION 12--PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY; SHAREHOLDER APPROVAL AND APPRAISAL RIGHTS."

  The Company has advised Parent that J.P. Morgan Securities Inc. has delivered to the Company its written opinion, dated November 8, 2000, that as of that date, the consideration proposed to be paid to the shareholders pursuant to the Offer and the Merger was fair to such holders from a financial point of view. The full text of the written opinion of J.P. Morgan is contained in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC") in connection with the Offer, a copy of which is being furnished to the shareholders concurrently with this Offer to Purchase.

  Simultaneously with entering into the Merger Agreement, Parent and Purchaser also entered into a Shareholders Agreement with all of the Company's directors and with many of the trusts for which they serve as trustees, dated as of November 8, 2000 (the "Shareholders Agreement"), pursuant to which the directors and such trusts (a) agreed to tender all Shares owned by them (which equal approximately 17.8% of the outstanding Shares on a fully diluted basis) in the Offer, (b) granted Parent and Purchaser an option, exercisable under certain limited circumstances, to purchase all Shares owned by them at the price per share paid in the Offer, and (c) agreed to vote all of their Shares in favor of the Merger Agreement and the Merger and against any Acquisition Proposal or Superior Proposal (as those terms are defined below). See "Section 11--Background of the Offer; Contacts with the Company; the Merger Agreement and Shareholders Agreement."

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED, AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED HEREIN), THAT NUMBER OF SHARES OF COMMON STOCK WHICH (TOGETHER WITH ANY SHARES OWNED BY PARENT, PURCHASER OR THEIR AFFILIATES) CONSTITUTES TWO-THIRDS OF THE SHARES OF COMMON STOCK OUTSTANDING ON A FULLY DILUTED BASIS ON THE DATE SHARES ARE ACCEPTED FOR PAYMENT (THE "MINIMUM CONDITION"). THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE, AS DESCRIBED IN "SECTION 14--CONDITIONS OF THE OFFER."

  The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including (if required by the New Jersey Act) the approval of the Merger Agreement by the shareholders. Because the Company was incorporated prior to 1969, and because the Company's Restated Certificate of Incorporation does not provide for a lower voting requirement, such shareholder approval (if required by the New Jersey Act) would require the affirmative vote of two-thirds of the votes cast by the holders of Shares entitled to vote thereon. If the Minimum Condition is satisfied and as a result of the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own at least two-thirds of the then outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other shareholder.

  If Purchaser acquires, pursuant to the Offer, at least 90% of the then outstanding Shares, under the New Jersey Act, Purchaser's board of directors will be able to adopt a plan of merger to effect the Merger without a vote of shareholders, pursuant to Section 14A:10-5.1 of the New Jersey Act (a "Short-Form Merger"). If Purchaser does not acquire at least 90% of the then issued and outstanding Shares pursuant to the Offer, a vote of the shareholders will be required under the New Jersey Act to effect the Merger, and a significantly longer period of time will be required to effect the Merger. Parent, Purchaser and the Company have agreed to take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable after the consummation of the Offer.

  Purchaser may, without the consent of the Company, (a) extend the Offer for up to an additional 30 business days if any condition to the Offer is not satisfied or waived and (b) if, on the expiration date of the Offer, the Shares validly tendered and not withdrawn pursuant to the Offer equal at least 75% of the outstanding Shares but less than 90% of the outstanding Shares on a fully diluted basis, extend the Offer on one occasion for up to 5 business days, notwithstanding that all the conditions to the Offer have been satisfied so long as Purchaser irrevocably waives the satisfaction of any of the conditions to the Offer (other than the Minimum Condition and the first condition set forth in "Section 14--Conditions of the Offer," which pertains to any laws, judgments or other legal impediments that would prohibit the consummation of the Offer) that subsequently may not be satisfied during any such extension of the Offer. If the only unsatisfied condition on the expiration date of the Offer is the failure of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), to have expired or been terminated, then Purchaser must extend the Offer until 5 business days after such expiration or termination of the waiting period. In addition, the Offer may be extended to the extent required by the SEC without the consent of the Company and may be extended otherwise in accordance with the Merger Agreement.

  Pursuant to the rules of the Securities and Exchange Commission, Purchaser may, subject to certain conditions, include a subsequent offering period following expiration of the Offer. One of these conditions is that Purchaser must accept and promptly pay for all Shares tendered during the initial offering period. In addition, Purchaser must immediately accept and promptly pay for all Shares as they are tendered during the subsequent offering period. If one is included, a subsequent offering period is not an extension of the Offer. It is an additional period of time in which shareholders may tender Shares not tendered during the Offer. During a subsequent offering period, shareholders will not be able to withdraw any of the Shares that they have already tendered, nor any of the Shares that they tender during the subsequent offering period. Purchaser does not currently intend to include a subsequent offering period, although it reserves the right to do so in its sole discretion.

  According to the Company, as of November 8, 2000, there were 26,469,381 Shares and 1,288,906 options for Shares issued and outstanding, held by approximately 1,732 holders of record. Based thereon, the Minimum Condition will be satisfied if at least 18,505,525 Shares are tendered in the Offer and not withdrawn prior to the close of the Offer, or at least 13,562,342 Shares in addition to the Shares tendered pursuant to the Shareholders Agreement. Based on such number of issued and outstanding Shares and options for Shares, and assuming all such options are exercised, Purchaser would be able to effect a Short-Form Merger if 24,982,459 Shares (including Shares tendered pursuant to the Shareholders Agreement) are validly tendered in the Offer and not withdrawn prior to the close of the Offer.

  Shareholders who tender Shares directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes, if any, with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, bank or nominee should consult such institution as to whether it charges any service fees. Any tendering shareholder or other payee who fails to complete and sign the Substitute Form W-9 included in the Letter of Transmittal may be subject to required backup federal income tax withholding of 31% of the gross proceeds payable to such shareholder or other payee pursuant to the Offer. Purchaser will pay all charges and expenses of EquiServe Trust Company, N.A., as Depositary (the "Depositary") and Georgeson Shareholder Communications Inc., as Information Agent (the "Information Agent"), in connection with the Offer. See "Section 16--Fees and Expenses."

  THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                               THE TENDER OFFER

  1. Terms of the Offer. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered on or prior to the Expiration Date (as herein defined) and not withdrawn as permitted by Section 4 hereof. The term "Expiration Date" means 12:00 midnight, New York City time, on Friday, December 15, 2000, unless and until Purchaser, in accordance with the terms of the Merger Agreement, extends the period for which the Offer is open, in which event the term "Expiration Date" will mean the latest time and date on which the Offer, as so extended, expires.

  Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time and from time to time, to extend for any reason the period of time during which the Offer is open and to delay acceptance for payment of, and payment for, any Shares, including as a result of the occurrence of any of the events specified in Section 14 hereof, by giving oral or written notice of such extension to the Depositary and by making a public announcement thereof, as described below. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw his Shares. See "Section 4--Withdrawal Rights."

  Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment, or subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any Shares tendered pursuant to the Offer, and may extend, terminate or amend the Offer, if (i) immediately prior to the expiration of the Offer, the Minimum Condition shall not have been satisfied, (ii) any applicable waiting period under the HSR Act or the Canadian Competition Act (as herein defined) shall not have expired or been terminated prior to the expiration of the offer, or (iii) at any time prior to the expiration of the Offer any of the conditions referred to in Section 14 shall exist. Purchaser's exercise of its judgment as to the waiver of any material condition is subject to the rules and regulations of the SEC, which may require that the Offer remain open for 5 business days if Purchaser exercises its judgment so as to waive a material condition of the Offer.

  The Merger Agreement provides that Purchaser shall not (i) waive the Minimum Condition (except under circumstances whereby the "Option," as defined in the Shareholders Agreement, is or, upon expiration of the Offer, will be, exercisable in accordance with its terms, provided that such Option is exercised by Parent or Purchaser as soon as practicable after it becomes so exercisable and, upon such exercise, the Minimum Condition will be satisfied),
(ii) decrease the price per Share payable pursuant to the Offer or the maximum number of Shares sought, (iii) impose conditions to the Offer in addition to those set forth in Annex A to the Merger Agreement, (iv) extend the Offer, except as otherwise provided in the Merger Agreement, (v) change the form of consideration payable in the Offer, or (vi) make any other changes in the terms and conditions of the Offer that would be adverse to the Company or the shareholders.

  Notwithstanding the foregoing, Purchaser may, without the consent of the Company, extend the Offer for up to an additional 30 business days if any condition to the Offer is not satisfied or waived. Purchaser may also, without the consent of the Company, extend the Offer for any period required by any rule, regulation or interpretation of the SEC or its staff. If, on the expiration date of the Offer, the Shares validly tendered and not withdrawn pursuant to the Offer equal at least 75% of the outstanding Shares but less than 90% of the outstanding Shares on a fully diluted basis, Purchaser may, without the consent of the Company, extend the Offer on one occasion for up to 5 business days notwithstanding that all the conditions to the Offer have been satisfied so long as Purchaser irrevocably waives the satisfaction of any of the conditions to the Offer (other than the Minimum Condition and the first condition contained in Section 14 of this Offer to Purchase, which pertains to laws, judgments and other legal impediments to the Offer or the Merger) that subsequently may not be satisfied during any such extension of the Offer. In lieu of or in addition to an extension of the Offer, Rule 14d-11 under the Exchange Act allows for a subsequent offering period, under certain conditions. Purchaser does not currently intend to include a subsequent offering period in the Offer, although it reserves the right to do so in its sole discretion. In addition, the Offer Price may be increased and the Offer may be extended to the extent required by law or the SEC in connection with such increase in each case without the consent of the Company.

  Any such extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement, in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. An election by Purchaser to provide a subsequent offering period will be announced publicly in a manner reasonably calculated to inform shareholders sufficiently in advance of the Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(b), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such change) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcements other than by issuing a press release or other announcement.

  If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition of the Offer, Purchaser will extend the Offer to the extent required by Rules 14d-4(d), 14d-6(b), 14d-6(c) and 14e-1 under the Exchange Act. Subject to the terms of the Merger Agreement, if, prior to the Expiration Date, Purchaser should increase the consideration being offered in the Offer, such increase in the consideration being offered will be applicable to all shareholders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any increase in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten business-day period. For purposes of the Offer, a "business day" means any day other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight New York City time.

  The Company has provided Purchaser with mailing labels containing the names and addresses of all record holders of Shares and with security position listings of Shares held in stock depositories, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of Shares. Using these labels and lists, this Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares, will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on these lists, and may be mailed directly to beneficial owners.

  2. Acceptance for Payment and Payment for Shares. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn, promptly after the later to occur of (1) the Expiration Date and (2) the satisfaction or waiver of the conditions set forth in "Section 14--Conditions to the Offer." Subject to applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares in order to comply, in whole or in part, with any applicable law (any such delay shall be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer).

  In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) the certificates representing tendered Shares (the "Certificates") or timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to Section 3, (b) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, or an Agent's Message (as defined in Section 3) in connection with a book-entry transfer, and (c) any other documents required by the Letter of Transmittal.

  For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn if, as and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for the purposes of receiving payments from Purchaser and transmitting such payments to the tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the purchase price to be paid by Purchaser for the tendered Shares, regardless of any delay in making such payment.

  If any tendering Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer or if stock certificates (the "Certificates") are submitted evidencing more Shares than are tendered or accepted for payment, Certificates for such unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained with such Book-Entry Transfer Facility), as promptly as practicable following expiration or termination of the Offer. Purchaser reserves the right to assign, in whole or from time to time in part, to Parent or to any direct or indirect subsidiary of Parent the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

  3. Procedure for Tendering Shares.

  Valid Tender of Shares. In order for a holder of Shares validly to tender Shares pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions of the Letter of Transmittal, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal, must be received by the Depositary prior to the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase. In addition, either the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedures for book-entry transfer described below (and a Book-Entry Confirmation of such delivery received by the Depositary, including an Agent's Message if the tendering shareholder has not delivered a Letter of Transmittal) prior to the Expiration Date. As an alternative, the tendering shareholder may comply with the guaranteed delivery procedures set forth below. The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

  THE METHOD OF DELIVERY OF CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHAREHOLDER USE PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

  Book-Entry Delivery. The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedure for such transfer. Although delivery of

Shares may be effected through book-entry at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary prior to the Expiration Date at one or more of its addresses set forth on the back cover of this Offer to Purchase, or the tendering shareholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

  Signature Guarantees. Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this section, includes any participant in any of the Book-Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) of Shares and such registered holder has not completed either the box titled "Special Payment Instructions" or the box titled "Special Delivery Instructions" on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. Otherwise, all signatures on a Letter of Transmittal must be guaranteed by a firm which is a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program, or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an "Eligible Institution"). If a Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or Certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the Certificates surrendered, then the tendered Certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the Certificates, with the signatures on the Certificates or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

  Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's Certificates evidencing such Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all of the following conditions are satisfied:

    (a) the tender is made by or through an Eligible Institution;

    (b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser herewith, is received by the Depositary as provided below prior to the Expiration Date; and

    (c) the Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the New York Stock Exchange and the Nasdaq Stock Market are open for business.

  Any Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram, telex or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery made available by Purchaser.

  In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) Certificates for (or a timely Book-Entry Confirmation, if available, with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to the Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price to be paid by Purchaser for the tendered Shares, regardless of any extension of the Offer or any delay in making such payment.

  Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, whose determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders of Shares determined by it not to be in proper form or the acceptance for payment of which, or payment for, such Shares may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right, in its sole discretion, to waive, to the extent permitted by applicable law and the Merger Agreement, any of the conditions of the Offer or any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Purchaser, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and instructions thereto) will be final and binding.

  Other Requirements. By executing a Letter of Transmittal as set forth above, a tendering shareholder irrevocably appoints designees of Purchaser as such shareholder's proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser (and with respect to all other Shares or other securities issued or issuable in respect of such Shares) on or after the date of this Offer to Purchase. All such proxies will be considered coupled with an interest in the tendered Shares. This appointment is effective if, when, and only to the extent that Purchaser accepts such Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior proxies given by such shareholder will be revoked, and no subsequent proxies may be given nor any subsequent written consent executed by such shareholder (and, if given, will not be deemed effective) with respect thereto. Purchaser's designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the shareholders, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

  The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the shareholders, which will be made only pursuant to separate proxy solicitation materials complying with the Exchange Act.

  Purchaser's acceptance for payment of the Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

  TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT TO CERTAIN SHAREHOLDERS OF THE OFFER PRICE, EACH SHAREHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH SHAREHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH SHAREHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL. IF BACKUP WITHHOLDING APPLIES WITH RESPECT TO A SHAREHOLDER, THE DEPOSITARY IS REQUIRED TO WITHHOLD 31% OF ANY PAYMENTS MADE TO SUCH SHAREHOLDER. SEE INSTRUCTION 10 OF THE LETTER OF TRANSMITTAL.

  4. Withdrawal Rights. Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after January 15, 2001. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares, or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act. Any such delay will be by an extension of the Offer to the extent required by law.

  For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such Certificates, the serial numbers shown on the particular Certificates to be withdrawn must be submitted to the Depositary, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

  All questions as to the form and validity (including, without limitation, time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination shall be final and binding. None of Parent, Purchaser, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

  Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3. If Purchaser elects to provide a subsequent offering period pursuant to Rule 14d-11 under the Exchange Act, shareholders will not have withdrawal rights during such subsequent offering period.

  5. Certain Federal Income Tax Consequences of the Offer and the Merger. The following is a general summary of certain U.S. federal income tax consequences of the Offer and the Merger relevant to a beneficial holder of Shares whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted to cash in the Merger (a "Holder"). The discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), regulations issued thereunder, judicial decisions and administrative rulings, all of which are subject to change, possibly with retroactive effect. This discussion does not discuss all aspects of U.S. federal income taxation which may be important to particular Holders in light of their individual investment circumstances, such as Holders who do not hold the Shares as "capital assets" within the meaning of Section 1221 of the Code, Holders who acquired their Shares through the exercise of options or otherwise as compensation, or Holders subject to special tax rules (e.g., financial institutions, broker-dealers, insurance companies, and tax-exempt organizations). In addition, this discussion does not address state, local or foreign tax consequences. HOLDERS OF SHARES ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE OFFER AND THE MERGER.

  The receipt of cash for Shares pursuant to the Offer or in the Merger will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, a Holder will recognize gain or loss for federal income tax purposes equal to the difference between the amount of cash received in exchange for the Shares and such Holder's adjusted tax basis in such Shares.

Assuming the Shares constitute capital assets in the hands of the Holder, such gain or loss will be capital gain or loss. If, at the time of the Offer or the Merger, the Shares then exchanged have been held for more than one year, such gain or loss will be a long-term capital gain or loss. Under current law, long-term capital gains of individuals generally are taxed at lower rates than items of ordinary income.

  A Holder (other than certain exempt Holders including, among others, all corporations and certain foreign individuals and entities) that tenders Shares may be subject to a 31% backup withholding unless the Holder provides its taxpayer identification number, or unless an exemption applies. If backup withholding applies to a Holder, the Depositary is required to withhold 31% from payments to such Holder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the Internal Revenue Service. If backup withholding results in an overpayment of tax, a refund can be obtained by the Holder upon filing a federal income tax return.

  6. Price Range of Shares; Dividends. Price quotations, last-sale prices and volume information about the Company's Common Stock are displayed on the Over The Counter Bulletin Board (the "OTC Bulletin Board"). The following table sets forth, for the calendar quarters indicated, the high and low closing sales prices for the Company's Common Stock as displayed on the OTC Bulletin
Board:

                          Calendar Year                            High   Low
                          -------------                           ------ ------
1998:
  First Quarter.................................................. $33.67 $28.42
  Second Quarter................................................. $33.83 $29.67
  Third Quarter.................................................. $37.92 $33.50
  Fourth Quarter................................................. $37.92 $29.17

1999:
  First Quarter.................................................. $32.00 $28.83
  Second Quarter................................................. $32.33 $30.17
  Third Quarter.................................................. $34.88 $31.17
  Fourth Quarter................................................. $36.63 $34.13

2000:
  First Quarter.................................................. $36.38 $24.50
  Second Quarter................................................. $29.50 $24.13
  Third Quarter.................................................. $26.69 $22.00
  Fourth Quarter (through November 8, 2000)...................... $25.50 $18.88

  According to the Company's 10-K, the Company declared a quarterly cash divided of $.150 per Share in each quarter of fiscal year 1998, and an extra dividend of $.150 per Share in the fourth quarter of fiscal year 1998. Also according to the Company's 10-K, the Company declared a cash dividend of $.167 per Share in the first, second and third quarters of fiscal year 1999, and it declared two dividends, each for $.170 per Share, in the fourth quarter of fiscal year 1999. The Company also declared a quarterly cash dividend of $.190 per Share in the first quarter of fiscal year 2000, and a quarterly cash dividend of $.210 per Share in each of the second, third and fourth quarters of fiscal year 2000. According to the Company's 8-K filed on November 9, 2000, the Company also declared an extra fourth quarter dividend of $.120 per Share payable on December 4, 2000, to shareholders of record on November 20, 2000.

  Pursuant to the Merger Agreement, the Company has agreed that, without the prior written consent of Parent, it will not declare, set aside or pay any dividend or other distribution on any shares of capital stock of the Company, other than (i) regular cash dividends on the Shares declared and paid quarterly in amounts not to exceed $.210 per Share and at all time consistent with past practices, and (ii) the extra cash dividend of $.120 per Share for the fourth quarter of fiscal 2000, which has already been declared, as described above.

  On November 8, 2000, the last full trading day prior to the public announcement of the terms of the Offer and the Merger, the closing price displayed on the OTC Bulletin Board was $25.00 per Share. On November 16, 2000, the last full trading day prior to the commencement of the Offer, the closing price displayed on the OTC Bulletin Board was $37.85. As of November 16, 2000, there were approximately 1,728 shareholders of record. Shareholders are urged to obtain a current market quotation for the Shares.

  7. Effect of the Offer on Market for the Shares, Stock Quotation, and Exchange Act Registration.

  Market for Shares. Despite the absence of an established public trading market for the Shares, limited trading of the Company's Common Stock has occurred on the OTC Bulletin Board. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which is likely to adversely affect the liquidity and could adversely affect the market value of the remaining Shares held by the shareholders.

  Stock Quotation. The Shares, like all securities being quoted on the OTC Bulletin Board, must be "sponsored" by a participating broker-dealer that registers the security for quotation. Once registered, the security is considered eligible for quotation. If a security has eligible status, it means at least one broker-dealer has received clearance to quote the security on the OTC Bulletin Board within the last 30 days. Eligible securities that meet certain frequency-of-quotation requirements will be considered "active" and can be quoted by any broker-dealer participating in the OTC Bulletin Board system. Once a security is no longer active, however, it must again be sponsored by a broker-dealer in order to be quoted.

  As of November 8, 2000, the last trading day before the announcement of the Offer and the Merger, Benjamin Moore & Co. Common Stock was considered "active" and was eligible for quotation on the OTC Bulletin Board. Because, however, there is no established trading market for the Company's Common Stock, if the Shares become ineligible for quotation on the OTC Bulletin Board because broker-dealers stop making markets in the Shares, it may become difficult to obtain quotations for the Shares, and the public market for the Shares may be adversely impacted. The extent of the public market for the Shares and the availability of such quotations also depends upon the possible termination of registration of the Shares under the Exchange Act and other factors. Purchaser cannot predict whether these factors would have an adverse effect on the market price for or marketability of the Shares or whether they would cause future market prices to be greater or less than the Merger Consideration.

  Exchange Act Regulation. The Shares are currently registered under the Exchange Act. Such registration may be terminated by the Company upon application to the SEC if there are fewer than 300 record holders. The termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its shareholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders' meetings and the related requirement of furnishing an annual report to shareholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to "going- private" transactions, no longer applicable to the Shares. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended. Purchaser currently intends to seek to cause the Company to terminate the registration of Shares under the Exchange Act as soon after the consummation of the Merger as the requirements for termination of registration are met.

  8. Certain Information Concerning the Company. The information concerning the Company contained in this Offer to Purchase has been taken from or is based upon publicly available documents and records on file with the SEC and other public sources. Neither Parent nor Purchaser assumes any responsibility for the accuracy or completeness of the information concerning the Company contained herein or in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent or Purchaser.

  General. The Company is a New Jersey corporation with its principal executive offices located at 51 Chestnut Ridge Road, Montvale, New Jersey 07645. The Company is a formulator, manufacturer and retailer of a broad range of architectural and industrial paints, stains and coatings, available principally in the United States and Canada. The Company has three reportable segments that include U.S. Manufacturing, U.S. Retail and Canadian Manufacturing. The Company's business groups within these three segments are Trade Sales Coatings, Retail, and Production Finishes Coatings. Both Trade Sales Coatings and Production Finishes Coatings are manufactured in the U.S. and Canada.

  Trade Sales Coatings consist of a broad line of coatings that include water-thinnable and solvent-thinnable general purpose coatings (paints, stains and clear finishes) for general use in the decoration and preservation of building interiors and exteriors. Production Finishes Coatings are produced to conform to the specific requirements of manufacturers who utilize such coatings in the process of manufacturing such things as flexible packages, beverage and food containers, tanks, roof decking, coils, furniture and shelving, window blinds and flatwood products.

  The Company owns and manages several multiple-outlet dealership and stand-alone stores in various parts of the U.S. As of December 31, 1999, there were 73 Company-owned stores positioned in the market as independent dealers that offer a broad array of products including Benjamin Moore brand and other competitor coatings, wallcoverings, window treatments and sundries. The Company's retail business serves two main markets: do-it-yourself consumers and contractors.

  The Company substantially relies on independent dealers for distribution of its architecture products which provide the majority of the Company's revenue and profits. This network consists of more than 3,700 retailers with more than 4,700 storefronts in the U.S. and Canada.

  The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to shareholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Copies may be obtained, by mail, upon payment of the SEC's customary charges, by writing to its Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 and can be accessed electronically on the SEC's website at http://www.sec.gov.

  9. Certain Information Concerning Purchaser and Parent. Purchaser is a New Jersey corporation and to date has engaged in no activities other than those incident to its formation and the commencement of the Offer. Purchaser is a direct wholly owned subsidiary of Parent. The principal executive offices of Purchaser and Parent are located at 1440 Kiewit Plaza, Omaha, Nebraska 68131.

  Berkshire Hathaway Inc. ("Berkshire" or "Parent"), a Delaware corporation, is a holding company engaged through subsidiaries in a number of diverse businesses, the most important of which is property and casualty insurance and reinsurance offered on both a direct and reinsurance basis through insurance subsidiaries.

  Berkshire may be deemed to be controlled by Warren E. Buffett, who is Berkshire's chairman and chief executive officer and who beneficially owns Berkshire shares representing approximately 34.8% of its voting power.

  Additional information concerning Berkshire is set forth in Berkshire's Annual Report on Form 10-K for the year ended December 31, 1999, and the subsequent Quarterly Reports on Form 10-Q, which reports may be obtained from the SEC in the manner set forth with respect to information concerning the Company in Section 8.

  The name, citizenship, business address, principal occupation, and five-year employment history of each of the directors and executive officers of Parent and Purchaser are set forth in Schedule I to this Offer to Purchase.

  None of the Parent, Purchaser nor, to the best of their knowledge, any of the persons listed in Schedule I to this Offer to Purchase, nor any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has any right to acquire, directly or indirectly, any Shares and none of the Parent, Purchaser nor, to the best of their knowledge, any of the persons or entities referred to above, nor any director, executive officer or subsidiary of any of the foregoing, has effected any transaction in the Shares during the past 60 days, other than pursuant to the Merger Agreement and the Shareholders Agreement.

  Except as provided in the Merger Agreement and Shareholders Agreement, and as otherwise described in this Offer to Purchase, (i) none of the Parent, Purchaser nor any of their respective subsidiaries nor, to the best of their knowledge, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies, and (ii) none of Parent, Purchaser nor, to the best of their knowledge, any of the persons listed on
Schedule I to this Offer to Purchase, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Set forth below in Section 11 of this Offer to Purchase and elsewhere herein is a summary description of the mutual contacts, negotiations and transactions between any of Purchaser or Parent, or any of their respective subsidiaries or any of the persons listed on Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

  10. Source and Amount of Funds. The Offer is not conditioned upon any financing arrangements. Purchaser estimates that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $1 billion. Purchaser will obtain these funds from Parent, either directly or indirectly, in the form of capital contributions and/or loans from Parent or its affiliates. Parent will obtain all required funds through dividends and/or loans from its affiliates. Parent and Purchaser do not have any alternative financing arrangements.

  11. Background of the Offer; Contacts with the Company; the Merger Agreement and Shareholders Agreement.

 Background of the Offer; Contacts with the Company.

  In light of, among other factors, the increasing consolidation which has taken place in the coatings industry in the past several years, the Company has from time to time during the past 18 months considered the strategic alternatives available to it, including possible business combination transactions with third parties as well as pursuing a growth strategy through acquisitions. During the Fall of 1999, the Company explored the possibility of engaging in a business combination transaction and, in that connection, engaged in preliminary discussions with certain parties with respect thereto, including the possible sale of the Company. While the Company received preliminary indications of interest from certain parties with whom it had such preliminary discussions, the Board determined not to pursue any such transactions at that time.

  In mid-July 2000, Mr. Mundheim, a director of the Company, contacted Warren Buffett, Chief Executive Officer of Parent, on behalf of the Company, to ascertain whether Parent would be interested in meeting with representatives of the Company to discuss a possible business combination transaction. Mr. Buffett indicated to Mr. Mundheim that he would be interested in such a meeting. In early August 2000, Mr. Mundheim sent to Mr. Buffett, at his request, certain publicly available information regarding the Company and its business. On August 24, 2000, Richard Roob, Chairman of the Board of the Company, Yvan Dupuy, President and Chief Executive Officer of the Company, and Mr. Mundheim met with Mr. Buffett and Charles Munger, a director of Parent. At that meeting, Mr. Buffett indicated that Parent would be interested in considering a possible acquisition of the Company at an aggregate price of one billion dollars in cash. Messrs. Roob and Dupuy advised Messrs. Buffett and Munger that they would consider Parent's interest in a possible acquisition of the Company and discuss it with the Board.

  During the period from August 24 to September 27, 2000, the Company's senior management engaged in internal discussions with respect to the possible acquisition of the Company by Parent and other strategic alternatives.

  At a meeting held on September 27, 2000, Mr. Roob and Mr. Dupuy reported to the Board their meeting on August 24 with Mr. Buffett and Mr. Munger and the Board discussed the possible sale of the Company to Parent on the basis of the proposed transaction discussed at the August 24 meeting as well as other strategic alternatives. In light of the significance of such a transaction to the Company, the Board determined to reflect on the proposition and convene again on October 10, 2000, to determine whether or not such a transaction should be pursued. After such Board meeting, Mr. Mundheim contacted Mr. Buffett to inform him of the action taken by the Board at such meeting.

  On October 9, 2000, Mr. Dupuy contacted the party that had, in the Fall of 1999, expressed a preliminary interest in the possible acquisition of the Company in an all cash transaction to determine whether that party would be interested in pursuing such a transaction. The party indicated that it was not interested in such a transaction.

  At a meeting held on October 10, 2000, the Board discussed the possible transaction with Parent and decided to authorize the Company's senior management to engage in discussions and negotiations with Parent and its representatives with a view to determining whether a transaction on terms acceptable to the Company could be achieved. At that meeting, the Board also authorized the Company to retain J.P. Morgan Securities Inc. ("J.P. Morgan") as financial advisor to provide the Board with its opinion as to whether the financial terms of the proposed transaction with Parent were fair to the Company's shareholders. After such Board meeting, Mr. Mundheim called Mr. Buffett to inform him of the action taken by the Board at such meeting.

  On October 13, 2000, the Company retained J.P. Morgan to render a fairness opinion in connection with the proposed transaction with Parent.

  On October 23, 2000, representatives of Shearman & Sterling, the Company's outside legal counsel, met with a representative of Munger, Tolles & Olson, Parent's outside legal counsel, to discuss the terms of the proposed transaction with Parent. On October 24, 2000, Parent and the Company entered into the Confidentiality Agreement. On the same day, Shearman & Sterling provided a draft of the Merger Agreement to Munger, Tolles & Olson. Subsequently thereafter, due to the requirement by Parent that certain shareholders of the Company support the proposed transaction, on October 31, 2000, Shearman & Sterling provided a draft of the Shareholders Agreement to Munger, Tolles & Olson. During the period from October 30, 2000 through November 8, 2000, representatives of Parent and the Company and their respective legal advisers negotiated the terms of the Merger Agreement and the Shareholders Agreement.

  On November 8, 2000, the Board met to consider and review the terms of the proposed Merger Agreement, and, following J.P. Morgan's oral delivery of its opinion and after careful consideration, approved the Merger Agreement and the transactions contemplated thereby and unanimously recommended that the holders of Shares accept the Offer and tender their Shares pursuant thereto.

  Following the Board meeting on November 8, 2000, Parent, Purchaser and the Company finalized and executed the Merger Agreement, and Parent, Purchaser and all of the Company's directors and many of the trusts for which they serve as trustees finalized and executed the Shareholders Agreement, as contemplated by the Merger Agreement. Later that afternoon, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement and the Shareholders Agreement.

  On November 17, 2000, in accordance with the Merger Agreement, Parent and Purchaser commenced the Offer.

 The Merger Agreement

  The following is a summary of the Merger Agreement, a copy of which is filed as an Exhibit to the Form 8-K filed by the Company with the SEC on November 9, 2000. Such summary is qualified in its entirety by reference to the Merger Agreement. Capitalized terms not otherwise defined in the following description of the Merger Agreement have the respective meanings ascribed to them in the Merger Agreement.

  The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than seven business days after the initial public announcement of the execution of the Merger Agreement. The obligation of Purchaser to accept for payment, and to pay for, Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition (as defined below under the heading "Conditions to the Offer") and certain other conditions that are described below under the heading "Conditions to the Offer". Subject to the terms and conditions of the Merger Agreement, Purchaser expressly reserves the right to waive any condition to the Offer, to increase the price per Share payable in the Offer, and to make any other changes in the terms and conditions of the Offer; provided, however, Purchaser may not (1) waive the Minimum Condition (except under circumstances whereby the "Option" (as defined below under the heading "The Shareholders Agreement--the Option") is or, upon the expiration of the Offer, will be, exercisable in accordance with its terms, provided that such Option is exercised by Parent or Purchaser as soon as practicable after it becomes so exercisable and, upon any such exercise, the Minimum Condition will be satisfied), (2) decrease the price per Share payable in the Offer, (3) reduce the maximum number of Shares to be purchased in the Offer, (4) impose conditions to the Offer in addition to those set forth below under the heading "Conditions to the Offer", (5) except as described below, extend the Offer,
(6) change the form of consideration payable in the Offer, or (7) make any other change in the terms or conditions of the Offer that is otherwise adverse to the Company or the holders of Shares.

  The Merger Agreement also provides that Purchaser may, without the consent of the Company, (1) extend the Offer for up to 30 business days beyond the scheduled expiration date, which will be 20 business days following the commencement of the Offer, if, at the scheduled expiration date of the Offer, any of the conditions to Purchaser's obligation to accept for payment, and to pay for, the Shares, will not be satisfied or, to the extent permitted by the Merger Agreement, waived, (2) extend the Offer for any period required by any rule, regulation or interpretation of the Securities and Exchange Commission (the "SEC"), or the staff thereof, that is applicable to the Offer, or (3) extend the Offer for an aggregate period of not more than five business days beyond the latest applicable date that would otherwise be permitted under clause (1) or (2) of this paragraph, if, as of such date, all of the conditions to Purchaser's obligations to accept for payment, and to pay for, the Shares are satisfied or waived, but the number of Shares validly tendered and not withdrawn pursuant to the Offer equals 75% or more, but less than 90%, of the outstanding Shares on a fully diluted basis so long as the Purchaser irrevocably waives the satisfaction of any of the conditions to the Offer that are described below under the heading "Conditions to the Offer" (other than the Minimum Condition and the condition set forth in clause 3(a) under the heading "Conditions to the Offer") that subsequently may not be satisfied during any such extension of the Offer. The Purchaser must extend the Offer if
(x) the sole condition remaining unsatisfied is the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") or (y) the conditions set forth in clause 3(c) or 3(d) under the heading "Conditions to the Offer" are not satisfied, so long as the breach can be cured and the Company is vigorously attempting to cure such breach.

  Subject to the terms and conditions of the Offer, Purchaser shall, and Parent shall cause Purchaser to, pay, as promptly as practicable after the expiration of the Offer, for all Shares validly tendered and not withdrawn.

  The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with NJBCA, Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and will become a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held in the treasury of the Company or owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or the Company) will be cancelled and converted automatically into the right to receive the Offer Price in cash (the "Merger Consideration"). Pursuant to the Merger Agreement, each share of common stock, no par value per share, of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one share of common stock, no par value per share, of the Surviving Corporation.

  The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement provides that, at the Effective Time, the Restated Certificate of Incorporation of the Company, as amended (the "Certificate of Incorporation"), will be the Certificate of Incorporation of the Surviving Corporation. The Merger Agreement also provides that the By-laws of Purchaser, as in effect immediately prior to the Effective Time, will be the By-laws of the Surviving Corporation.

  Shareholders' Meeting. Pursuant to the Merger Agreement, the Company, acting through the Board, shall, if required by applicable law to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its shareholders as soon as practicable following the date on which Purchaser completes the purchase of Shares pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement (the "Shareholders' Meeting"). If Purchaser acquires at least two-thirds of the outstanding Shares, Purchaser will have sufficient voting power to approve the Merger, even if no other shareholder votes in favor of the Merger.

  Proxy Statement. The Merger Agreement provides that the Company shall, if required by applicable law to consummate the Merger, prepare and file with the SEC a preliminary proxy or information statement (the "Proxy Statement") relating to the Merger Agreement and the Merger and shall use all reasonable efforts to cause a definitive Proxy Statement to be mailed to its shareholders at the earliest practicable time following the consummation of the Offer. The Company, subject to its fiduciary duties under applicable law, has agreed to include in the Proxy Statement the recommendation of the Board that shareholders of the Company vote in favor of the approval and adoption of the Merger Agreement and the Merger. Parent and Purchaser and any of their respective subsidiaries have agreed to cause to be voted all Shares owned by them in favor of the Merger Agreement and the Merger. The Merger Agreement provides that, in the event Purchaser shall acquire at least 90% of the outstanding Shares, Parent, Purchaser and the Company will take all necessary and appropriate action to cause the Merger to be effective, as soon as practicable after such acquisition, without the Shareholders' Meeting.

  Conduct of Business by the Company Pending the Merger. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, except as otherwise contemplated therein or as required by applicable law, between the date of the Merger Agreement and the Effective Time, unless Parent otherwise agrees in writing, the Company will and will cause its subsidiaries (the "Subsidiaries" and, individually, a "Subsidiary") to conduct its business in the usual, regular and ordinary course consistent with past practice; and the Company will use, and will cause its Subsidiaries to use, all reasonable efforts to preserve substantially intact the business organization of the Company and the Subsidiaries and to preserve the current relationships of the Company and the Subsidiaries with customers, suppliers and other persons with whom the Company or any Subsidiary has significant business relations. The Merger Agreement provides that without limiting the generality of these previous covenants, and except as expressly contemplated therein or as required by applicable law, neither the

Company nor any Subsidiary will, between the date of the Merger Agreement and the Effective Time, directly or indirectly do, or propose to do, any of the following, without the prior written consent of Parent, which consent will not be unreasonably withheld or delayed: (1) amend or otherwise change its Certificate of Incorporation or By-laws or equivalent organizational documents; (2) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of (a) any shares of capital stock of any class of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest, of the Company or any Subsidiary (except for the issuance of Shares issuable pursuant to Company stock options outstanding on the date of the Merger Agreement) or (b) any assets of the Company or any Subsidiary for consideration in excess of $10 million in the aggregate, except in the ordinary course of business and in a manner consistent with past practices;
(3) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (other than dividends from any Subsidiary to the Company), except for (a) the year 2000 fourth quarter extra cash dividend on the Shares in an amount not to exceed 12 cents per Share and (b) regular cash dividends on the Shares declared and paid quarterly in amounts not to exceed 21 cents per Share and at times consistent with past practices; (4) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; (5) (a) acquire any corporation, partnership, other business organization or any division thereof or any material amount of assets, other than acquisitions of materials, equipment, supplies or services in the ordinary course consistent with past practice, (b) except for borrowings under existing credit facilities, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances (other than loans between the Company and its Subsidiaries) or capital contributions or investments in any person other than the Company or its Subsidiaries for an amount in excess of $10 million in the aggregate, (c) authorize capital expenditures which are, in the aggregate, in excess of $10 million for the Company and the Subsidiaries taken as a whole, provided such expenditures are in the ordinary course of business or in connection with the restructuring of manufacturing and distribution facilities of the Company disclosed in the SEC reports filed by the Company prior to the date of the Merger Agreement or (d) enter into or amend any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this clause (5); (6) increase the compensation payable or to become payable to its directors, officers or employees, except for increases (a) in accordance with past practices in salaries or wages of employees of the Company or any Subsidiary who are not directors or officers of the Company or (b) pursuant to employment, severance or other agreements with directors, officers or employees in effect as of the date of the Merger Agreement, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or, other than in accordance with past practices, other employee of the Company or of any Subsidiary or establish, adopt, enter into or amend (other than any amendments which are required by law) any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance, change of control, health, welfare or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee; (7) other than as required by GAAP to be implemented following the date of the Merger Agreement, make any material change to its accounting policies or procedures; (8) take any action that would, or is reasonably likely to, result in (a) any of the representations and warranties of the Company in the Merger Agreement becoming untrue or (b) any of the conditions to the Merger described under the heading "Conditions to the Merger" not being satisfied; (9) except in the usual, regular, and ordinary course of business and consistent with past practice, make any tax election or settle or compromise any federal, state, local or foreign income tax liability; (10) except as set forth below under the heading "No Solicitation of Transactions", waive or fail to enforce any provision of any confidentiality or standstill agreement to which the Company is a party; or (11) make any commitment to take any of actions prohibited in this paragraph.

  Company Board Representation. The Merger Agreement provides that, promptly after (1) the purchase of and payment for any Shares by Purchaser or any of its affiliates pursuant to the Offer as a result of which Purchaser and its affiliates own at least two-thirds of the Shares outstanding on a fully diluted basis on the date of purchase, and (2) compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, whichever occurs later, and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as will give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence), multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and the Company will, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors, or both. Notwithstanding the foregoing, in the event that Purchaser's designees are to be appointed or elected to the Board, until the Effective Time, the Board shall have at least two directors who are directors on the date of the Merger Agreement.

  The Merger Agreement provides that following the election or appointment of Purchaser's designees in accordance with the Merger Agreement and prior to the Effective Time, any amendment of the Merger Agreement or the Certificate of Incorporation or By-laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company's rights thereunder, will require the concurrence of a majority of those directors of the Company then in office who were not designated by Purchaser.

  Access to Information; Confidentiality. Pursuant to the Merger Agreement, until the Effective Time, the Company agreed to, and agreed to cause the Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the Subsidiaries to, afford the officers, employees and agents of Parent and Purchaser reasonable access at all reasonable times and upon reasonable notice to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and each Subsidiary, and to furnish Parent and Purchaser such financial, operating and other data and information as Parent or Purchaser, through its officers, employees or agents, may reasonably request, except if such disclosure would violate the terms of any applicable laws or governmental regulations or if such information is about a third party and such disclosure would violate any confidentiality agreement or provision in effect on the date of the Merger Agreement to which the Company or any Subsidiary is a party. Parent and Purchaser have agreed that such information shall be subject to the terms of the Confidentiality Agreement outlined below.

  No Solicitation of Transactions. Upon the execution of the Merger Agreement, the Company has agreed to immediately cease any discussions or negotiations with any third parties that may be ongoing with respect to an Acquisition Proposal (as defined below). The Company has agreed that it will not, and it will not permit any of its Subsidiaries, and it will not authorize or permit any of its officers, directors, employees, or any affiliate, investment banker, financial advisor, attorney, accountant or other advisor or representative retained by it or any of its Subsidiaries, to directly or indirectly, solicit, initiate or knowingly encourage any inquiries relating to, or the submission of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or participate in discussions or negotiations regarding any Acquisition Proposal, or, in connection with any Acquisition Proposal, furnish to any person any information or data with respect to or access to the properties of the Company or any of its Subsidiaries, or take any other action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal. "Acquisition Proposal" means (1) any proposal or offer from any person relating to any direct or indirect acquisition or purchase of
(a) 15% or more of the assets of the Company or (b) over 15% of any class of equity securities of the Company; (2) any tender offer or exchange offer as defined pursuant to the Exchange Act that, if consummated, would result in any person beneficially owning 15% or more of any class of equity securities of the Company; or (3) any merger, consolidation, business combination, share exchange, sale of all or a substantial part of the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, other than the transactions contemplated by the Merger Agreement.

  If, however, after the execution of the Merger Agreement and prior to the purchase of Shares pursuant to the Offer, the Board receives an unsolicited Acquisition Proposal that constitutes, or in the good faith judgment of the Board would reasonably be expected to lead to, a Superior Proposal (as defined below) and the Company is not in material breach of any of its obligations under this "No Solicitations of Transactions" covenant, the

Company may furnish information with respect to the Company and its Subsidiaries pursuant to a customary confidentiality agreement and participate in discussions or negotiations regarding such Acquisition Proposal subject to certain notice requirements to Parent. Prior to taking any such action, however, the Board must determine in good faith, after consultation with its financial advisor and outside counsel, that the failure to take such actions would be inconsistent with its fiduciary duties to the Company's shareholders under applicable law. A material violation of the restrictions set forth in the second sentence of the preceding paragraph by any officer of the Company or any Subsidiary or any affiliate, director or investment banker, attorney or other advisor or representative of the Company or any Subsidiary is deemed a breach by the Company except where such violation is not related to a Superior Proposal which the Company engages in discussions or enters into any agreement with respect thereto. "Superior Proposal" means (1) a bona fide written proposal or offer from any person for a direct or indirect acquisition or purchase of (a) 50% or more of the assets of the Company or (b) over 50% of any class of equity securities of the Company; (2) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 50% or more of any class of equity securities of the Company; or (3) any merger, consolidation, business combination, share exchange, sale of all or a substantial part of the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company, other than the transactions contemplated by the Merger Agreement, (a) which, if consummated, would result in a transaction that is more favorable to the Company's shareholders than the Offer and the Merger (taking into account all relevant factors, including the likelihood of such offer resulting in a consummated transaction) and (b) for which there is no financing contingency and the third party has demonstrated that financing is reasonably likely to be obtained, in each case as determined by the Board in its good faith judgment (after consultation with its financial advisor and outside counsel).

  The Company has also agreed that neither the Board nor any committee of the Board shall (1) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval, determination of advisability or recommendation by the Board or any such committee of the Offer, the Merger or the Merger Agreement unless the Board has determined in good faith, after consultation with its financial advisor and outside counsel, that the Offer, the Merger or the Merger Agreement is no longer in the best interests of the Company's shareholders and that such withdrawal or modification is, therefore, required in order to satisfy its fiduciary duties to the Company's shareholders under applicable law and the Company is not in material breach of any of its obligations under this "No Solicitation of Transactions" covenant, (2) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (3) cause the Company to enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, in the event that the Board determines (after consultation with its outside counsel), prior to the purchase of Shares pursuant to the Offer, that the failure to take such action would be inconsistent with its fiduciary duties to the Company's shareholders under applicable law and the Company is not in material breach of any of its obligations under this "No Solicitation of Transactions" covenant, the Board may, in response to a Superior Proposal that was unsolicited and made after the date of the Merger Agreement, take any of the actions described in clause
(2) or (3) of this paragraph if the Board provides the Parent with three business days' prior written notice of its intention to take such actions, including the identity of the person making such Acquisition Proposal and attaching the most current version of such Acquisition Proposal or any draft of an acquisition agreement, if applicable.

  The Merger Agreement provides that the Company shall promptly advise Parent orally and in writing of, and periodically update Parent with respect to, any Acquisition Proposal or any request for confidential information, the material terms and conditions of such request or the Acquisition Proposal and the identity of the soliciting party.

  Employee Stock Options and Other Employee Benefits. The Merger Agreement also provides that the Company will take all necessary action to ensure that each outstanding Company Stock Option, whether or not exercisable and whether or not vested, under any of the Company's 1998 Stock Incentive Plan, 1993 Stock
Option Plan or any stock option agreement or employment agreement (the "Company Stock Option Plans") will be cancelled by the Company immediately prior to the Effective Time and, in exchange therefor, each holder of such Company Stock Option shall be entitled to receive an amount in cash in respect thereof equal to the product of (i) the excess, if any, of the Merger Consideration over the per share exercise price thereof and (ii) the number of shares subject thereto (such payment to be net of applicable withholding taxes).

  The Company also agreed to take all actions necessary to pass-through tender rights with respect to the Shares held on behalf of the participants in the Employee Stock Purchase Plan ("ESPP") and to tender those shares for which instructions are received in accordance with those instructions. The Company will receive the proceeds on behalf of the ESPP participants and will remit those proceeds to the participants after withholding the balance of all outstanding amounts due under any promissory notes thereunder from the proceeds received in respect of such Shares.

  From and after the Effective Time, Parent agreed to honor, and cause the Surviving Corporation and its Subsidiaries to honor in accordance with their terms, all contracts, agreements, arrangements, policies, plans and commitments of the Company and its Subsidiaries as in effect immediately prior to the Effective Time that are applicable to any current or former employees or directors of the Company or any of its Subsidiaries. Parent also agreed that, for a period of two years immediately following the Effective Time, it will, or will cause the Surviving Corporation and its Subsidiaries to, provide employee benefit and compensation plans, programs, contracts and arrangements for the benefit of current or former employees of the Company and its Subsidiaries which, in the aggregate, will provide benefits and compensation that provide substantially comparable benefit levels and aggregate compensation value to those provided to such employees as a group under the employee benefit and compensation plans, programs, contracts and arrangements of the Company and its Subsidiaries as in effect immediately prior to the Effective Time; provided, however, that Parent will not have any obligation to continue the stock option, stock purchase or other plans involving the potential issuance of securities of the Surviving Corporation or Parent but shall provide alternative benefits with substantially comparable value. In addition, employees of the Company and its Subsidiaries shall receive credit for purposes of eligibility to participate and vesting (but not for benefit accruals) under any employee benefit plan, program or arrangement established or maintained by the Surviving Corporation or any of its Subsidiaries for service accrued or deemed accrued prior to the Effective Time with the Company or any of its Subsidiaries; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit.

  Directors' and Officers' Indemnification and Insurance. The Merger Agreement provides that from and after the Effective Time, Parent will cause the Surviving Corporation as its sole shareholder to exculpate and indemnify, defend, protect and hold harmless any person who is, has previously been or who becomes prior to the Effective Time, an officer, director, employee or agent (collectively, the "Indemnified Parties") of the Company against all losses, claims, damages, liabilities, costs and expenses (including attorneys' fees and expenses), judgments, fines, losses, and amounts paid in settlement in connection with any actual or threatened action, suit, claim, proceeding or investigation (each, a "Claim") to the extent based on, or arising out of,
(1) the fact that such person is or was a director, officer, employee or agent of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (2) the Merger Agreement, or any of the transactions contemplated under the Merger Agreement, in each case to the extent that any such Claim pertains to any matter or fact arising, existing, or occurring prior to or at the Effective Time, regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time, to the full extent permitted under applicable law or the Company's Certificate of Incorporation, By-laws or indemnification agreements in effect at the date of the Merger Agreement; provided, however, that the Surviving Corporation will not be required to indemnify an Indemnified Party with respect to any amounts paid in settlement of any Claims without the written consent of Surviving Corporation, which consent will not be unreasonably withheld or delayed. In the event any Indemnified Party becomes involved in any capacity in any Claim of the type described above, then from and after the Effective Time, Parent will cause the Surviving Corporation to periodically advance to such Indemnified Party its legal and other expenses, subject to the Indemnified Party's undertaking to reimburse the amounts so advanced in the event of a final non-appealable determination by a court of competent jurisdiction that the Indemnified Party is not entitled thereto.

  Under the Merger Agreement, all rights to indemnification and all limitations of liability existing in favor of the Indemnified Party as provided under applicable law or the Company's Certificate of Incorporation, by-laws or indemnification agreements in effect at the date of the Merger Agreement will survive the Merger and will continue in full force and effect for a period of six years from the Effective Time, provided that if any Claim or Claims are asserted or made within this six-year period, all indemnification rights with respect thereto will continue until disposition of any and all such Claims; provided, however, that any determination required to be made with respect to whether an Indemnified Party's conduct complies with applicable law or the Company's organizational documents will be made by independent legal counsel selected by the Indemnified Party and reasonably acceptable to Parent.

  The Merger Agreement also provides that for a period of six years after the Effective Time, Parent will cause the Surviving Corporation as its sole shareholder to maintain in effect the current (or substantially similar) policies of directors' and officers' liability insurance maintained by the Company with respect to claims arising from or related to facts or events that occurred at or before the Effective Time, subject to a 200% maximum premium.

  Further Action; Consents; Filings. The Merger Agreement provides that each of the parties thereto will use its reasonable best efforts and cooperate fully with one another (1) to take or do, or cause to be taken or done, all appropriate action, all things necessary, proper or advisable under applicable law or otherwise to consummate and make effective the transactions contemplated by the Merger Agreement as promptly as possible, (2) to make all necessary filings, and thereafter make any other required submissions, with respect to the Merger Agreement and the related transactions required under applicable law and (3) to obtain all required authorizations, consents, orders and approvals of all governmental authorities necessary in connection with the execution and delivery and performance of the Merger Agreement. Each of the Company and Parent has agreed to use its reasonable best efforts to contest and resist any action, including legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any governmental order that is in effect and that restricts, prevents or prohibits the consummation of any of the transactions contemplated by the Merger Agreement.

  Minority Shares of Benjamin Moore & Co. Limited. Under the Merger Agreement, as soon as practicable after, but in no event later than ten business days after the Effective Time, Parent or its affiliate(s) (including the Surviving Corporation) will offer to acquire, through a merger, tender offer or other transaction ("Minority Purchase Transaction"), all outstanding shares of Benjamin Moore & Co., Limited, a Canadian corporation (the "Canadian Sub"), not owned by the Surviving Corporation ("Minority Shares") for cash in an amount per share equal to CDN$93.55 ("Canadian Per Share Price"). In addition, simultaneously with the consummation of the Minority Purchase Transaction, Parent agreed to cause Surviving Corporation to take all necessary action to ensure that each outstanding stock option (a "Canadian Sub Stock Option"), whether or not exercisable and whether or not vested, under the Canadian Sub's Stock Option Plan, any stock option agreement or employment agreement, will be canceled by the Surviving Corporation simultaneously with the consummation of the Minority Purchase Transaction, such that each holder of a canceled Canadian Sub Stock Option will be entitled to receive at the time of such consummation or as soon as practicable thereafter from the Canadian Sub in consideration for the cancellation of such Canadian Sub Stock Option a cash amount equal to the product of (1) the number of shares of Canadian Sub previously subject to such Canadian Sub Stock Option and (2) the excess, if any, of the Canadian Per Share Price over the exercise price per share of the Canadian Sub previously subject to such Canadian Sub Stock Option.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including representations by the Company as to absence of conflict, absence of certain changes or events concerning the Company's business, compliance with law, corporate authority, litigation, employee benefit plans, labor matters, real property and leases, intellectual property, environmental matters and taxes.

  Conditions to the Offer. The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of Shares that when added to the Shares already owned by Parent, Purchaser or any subsidiary of Parent, if any, shall constitute two-thirds of the then outstanding Shares on a fully diluted basis (on a "fully diluted basis" meaning the number of Shares outstanding, together with the Shares which the Company may be required to issue pursuant to options or obligations outstanding at that date and which do not terminate upon consummation of the Offer under any employee stock or similar benefit plans or otherwise, whether or not vested or then exercisable) (the "Minimum Condition").

  Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any Shares tendered pursuant to the Offer, and may extend, terminate or amend the Offer, if (1) immediately prior to the expiration of the Offer, the Minimum Condition shall not have been satisfied, (2) any applicable waiting period under the HSR Act or the Canadian Competition Act shall not have expired or been terminated prior to the expiration of the Offer, or (3) at any time on or after the date of this Agreement and prior to the expiration of the Offer, any of the following conditions shall exist:

    (a) (i) there shall have been any statute, rule, regulation, judgment, order or injunction entered, passed, promulgated, enforced, enacted or issued, or applicable to the Offer by any Governmental Authority of competent jurisdiction that (A) makes illegal, prohibits or materially limits the ownership or operation by Parent, Purchaser or the Company of all or a material portion of the business or assets of the Company and the Subsidiaries, taken as a whole, as a result of the transactions contemplated thereby; or (B) imposes limitations on the ability of Parent or Purchaser to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer on all matters properly presented to the Company's shareholders, including, without limitation, the approval of the Merger Agreement and the transactions contemplated thereby; or (C) prohibits or makes illegal the acceptance for payment, payment for, or purchase of Shares by Parent or Purchaser or the consummation of the Offer or the Merger; or (D) otherwise renders Parent or Purchaser unable to accept for payment, pay for, or to purchase some or all of the Shares; or
  (ii) there shall have been any action or proceeding instituted by any Governmental Authority and such action or proceeding is pending before a Governmental Authority of competent jurisdiction that (A) seeks to make illegal, prohibit or materially limit the ownership or operation by Parent or Purchaser of all or a material portion of the business or assets of the Company and the Subsidiaries, taken as a whole; or (B) seeks to impose limitations on the ability of Parent or Purchaser to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer on all matters properly presented to the Company's shareholders, including, without limitation, the approval of the Merger Agreement and the transactions contemplated thereby; or (C) seeks to prohibit or make illegal the acceptance for payment, payment for, or purchase of Shares by Parent or Purchaser or the consummation of the Offer or the Merger; or (D) is reasonably likely to result in a material delay in or seeks to restrict the ability of Parent or Purchaser, or render Parent or Purchaser unable to accept for payment, pay for, or to purchase some or all of the Shares;

    (b) a Material Adverse Effect shall have occurred and be continuing;

    (c) any representation or warranty of the Company in the Merger Agreement that is qualified by a reference to Material Adverse Effect shall not be true and correct or any such representation or warranty that is not so qualified shall not be true and correct in all material respects, in each case as if such representation or warranty was made as of such time on or after the date of this Agreement (except for representations and warranties made as of a specific date which shall be true and correct as of such date);

    (d) the Company shall have failed in any material respect to perform, or to comply with, any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement (including, without limitation, its agreements or covenants under the "No Solicitation of Transactions" covenant);

    (e) the Merger Agreement shall have been terminated in accordance with its terms; or

    (f) Purchaser and the Company shall have agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder.

  The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted or waived by either of them, in whole or in part, at any time and from time to time, in the sole discretion of Parent or Purchaser.

  Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (1) the Merger Agreement and the transactions contemplated thereby will have been approved by the affirmative vote of the shareholders of the Company to the extent required by New Jersey Law and the Certificate of Incorporation; (2) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act and the Canadian Competition Act will have expired or been terminated; (3) no governmental authority of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any law or injunction (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting, precluding, restraining or enjoining consummation of the transactions contemplated by the Merger Agreement; and (4) Purchaser or its permitted assignee will have purchased all Shares validly tendered and not withdrawn pursuant to the Offer, provided that this condition will not be applicable to the obligations of Parent or Purchaser if, in breach of the Merger Agreement, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

  In addition, under the Merger Agreement, the obligations of Parent and Purchaser to effect the Merger are also subject to the satisfaction of the further condition (which may be waived in whole or in part by Parent) that the Company will have performed in all material respects all material obligations required to be performed by it under the Merger Agreement on or before the earlier of (1) such time as Parent's or Purchaser's designees shall constitute at least a majority of the Board pursuant to the Merger Agreement and (2) the closing held pursuant to the Merger Agreement; provided, however, that Parent or Purchaser will waive this condition if Parent or Purchaser does not designate their nominees as directors on the Board promptly after the purchase of and payment for any Shares by Purchaser pursuant to the Merger Agreement.

  Termination. The Merger Agreement provides that it may be terminated and the Merger and the other transactions contemplated thereby may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated thereby by the shareholders of the Company: (1) by mutual written consent of each of Parent, Purchaser and the Company; (2) by either Parent or the Company if (a) the Offer has not been consummated on or prior to March 7, 2001 (the "Outside Date"), provided that (i) the right to terminate the Merger Agreement will not be available to any party whose failure to perform or fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure to complete the Offer on or prior to such date, (ii) the passage of such period will be tolled for any part thereof during which any party is subject to a nonfinal injunction, order, decree, ruling or other action restraining, enjoining or otherwise prohibiting the consummation of the Offer and (iii) the Outside Date will be extended day-by-day for each day tolled and in no event will the Outside Date be extended past May 7, 2001; (b) any governmental authority or court of competent jurisdiction has enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling which is then in effect and has the effect of making consummation of the Merger illegal or otherwise prohibiting consummation of the Merger, and such injunction, order, decree or ruling has become final and non-appealable, provided that the party seeking to terminate the Merger Agreement has used its reasonable best efforts to remove or lift such injunction, order, decree or ruling; (c) the Offer has expired, terminated or been withdrawn pursuant to its terms without any Shares being purchased therein, provided that the right to terminate the Merger Agreement pursuant to this clause will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Parent or Purchaser to purchase Shares in the Offer; (3) by Parent if (a) due to an occurrence or circumstance that, if occurring after the commencement of the Offer, would result in a failure to satisfy any condition set forth in "Conditions to the Offer", Parent and Purchaser have failed to commence the Offer on or prior to the seventh business day after the public announcement of the execution of the Merger Agreement, provided that Parent may not terminate the Merger Agreement pursuant to this clause if Parent or Purchaser is in material breach of the Merger Agreement; (b) the Company, the Board or any committee thereof, prior to the purchase of the Shares pursuant to the Offer, has (i)
(A) withdrawn, modified or changed, or proposed publicly to withdraw, modify or change, its approval or recommendation of the Offer, the Merger Agreement or the Merger in a manner adverse to Parent, (B) failed to reconfirm its recommendation within four business days after a written request to do so, or
(C) approved or recommended, or proposed publicly to approve or recommend, to the shareholders of the Company an Acquisition Proposal, or (ii) the Board or any committee thereof has resolved to take any of the actions set out in clause (A), (B) or (C) listed above; or (4) by the Company if (a) Purchaser has failed to commence the Offer within seven business days after the public announcement of the execution of the Merger Agreement, provided that the Company may not terminate the Merger Agreement pursuant to this clause if it is in material breach of the Merger Agreement or (b) the Company concurrently enters into a definitive agreement providing for a Superior Proposal, provided that (i) prior thereto or simultaneously therewith, the Company has paid the termination fee specified under the heading "Fees and Expenses" and (ii) the Company has complied with certain of its obligations under the "No Solicitation of Transactions" covenant.

  In the event of the termination of the Merger Agreement, the Merger Agreement provides that (1) written notice of such termination be given to the other party or parties specifying the provision of the Merger Agreement pursuant to which such termination is made and (2) the Merger Agreement will forthwith become void and there shall be no liability thereunder on the part of any party thereto except under the provisions of the Merger Agreement related to fees and expenses described in the following paragraph and under certain other provisions of the Merger Agreement which survive termination, provided that nothing in the Merger Agreement will relieve any party from liability for any breach of the Merger Agreement.

  Fees and Expenses. In the event that the Merger Agreement is terminated by the Company pursuant to the provision described in clause 4(b) under the heading "Termination", the Company will pay Parent a fee of $25 million (the "Fee"), payable in immediately available funds, prior to or simultaneously with the entering into of a definitive agreement specified in such clause. In the event that (1) (a) (i) the Merger Agreement is terminated pursuant to the provision described in clause 3(b) under the heading "Termination", (ii) the Merger Agreement is terminated by the Company pursuant to the provision described in clause 2(a) under the heading "Termination" or (iii) the Offer has remained open for at least 20 business days and the Minimum Condition has not been satisfied and the Merger Agreement is therefore terminated by Parent pursuant to the provision described in clause 2(c) under the heading "Termination", (b) at the time of such termination (i) a third party has publicly made an Acquisition Proposal and such Acquisition Proposal has not been withdrawn or (ii) a bona fide Acquisition Proposal has been made to the Company, and (c) on the date of such termination, Parent is not in material breach of the Merger Agreement and the Minimum Condition has not been satisfied and (2) a definitive agreement is entered into providing for an Acquisition Proposal within one year of the date of such termination pursuant to clause (1) of this sentence, then the Company will pay Parent promptly, but in no event later than three business days after the entering into of such agreement referred to in clause (2) of this sentence, the Fee, payable in immediately available funds. In the event that the Company fails to pay the Fee when due, the Company will reimburse Parent and the Purchaser for the costs and expenses actually incurred or accrued by Parent and Purchaser in connection with the collection of the Fee, together with interest on such unpaid Fee. Except as set forth in this paragraph, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, whether or not any transaction is consummated.

 The Shareholders Agreement

  The following is a summary of the Shareholders Agreement, a copy of which has been filed as an Exhibit to the Form 8-K filed by the Company with the SEC on November 9, 2000. Such summary is qualified in its entirety by reference to the Shareholders Agreement. Capitalized terms not otherwise defined in the following description of the Shareholders Agreement have the respective meanings ascribed to them in such agreement.

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

  Tendering of Shares. The Shareholders Agreement provides that promptly following the commencement of the Offer, each Shareholder will tender, or cause to be tendered, in the Offer all of his, her or its respective Shares pursuant to the terms of the Offer.

  Irrevocable Proxy. The Shareholders Agreement provides that from the date thereof until the termination of the Shareholder's Agreement as provided for therein, each Shareholder will vote, or direct to vote, such Shareholder's Shares at every meeting of the shareholders of the Company however called (or pursuant to any written consent, certificate or other document relating to the Company that the law of the State of New Jersey may permit or require): (1) in favor of the approval and adoption of the Merger Agreement and approval of the Merger and all other transactions contemplated by the Merger Agreement and the Shareholders Agreement; (2) against any action, agreement, transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal that (a) would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, (b) is reasonably likely to result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled, (c) would result in any change in the directors of the Company, other than those changes contemplated by the Merger Agreement, (d) would result in any change in the present capitalization of the Company or any amendment to the Company's corporate structure or business or (e) would result in any other action that could reasonably be expected to impede, interfere with, delay, postpone or affect in a materially adverse manner the transactions contemplated by the Shareholders Agreement or the Merger Agreement or the likelihood of such transactions being consummated; and (3) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement or the Shareholders Agreement and considered and voted upon by the shareholders of the Company.

  Pursuant to the Shareholders Agreement, each Shareholder revoked all prior proxies or powers of attorney with respect to any of his, her or its Shares and constitutes and appoints Parent and Purchaser, or any nominee(s) designated by Parent and Purchaser, with full power of substitution and resubstitution at any time during the term of the Shareholders Agreement, as his, her or its true and lawful attorney and proxy ("Proxy"), for and in his, her or its name, place, and stead to demand that the Company call a special shareholders meeting for the purpose of considering any matter referred to in the preceeding paragraph and to vote such Shareholder's Shares. Further, each Shareholder agreed to execute any and all documents and instruments necessary or appropriate to effectuate the intent of the section of the Shareholders Agreement granting Parent and Purchaser the Proxy. The Proxy is irrevocable and coupled with an interest.

  No Solicitation of Transactions. Pursuant to the Shareholders Agreement, each Shareholder agreed that during the term thereof, the Shareholder will not, nor will it authorize any of its agents or representatives to, directly or indirectly, solicit, initiate or knowingly encourage any inquiries relating to, or the submission of, any Acquisition Proposal (as defined in The Merger Agreement--No Solicitation of Transactions). Each Shareholder further agrees that it will not, nor will it authorize any of its agents or representatives to, during the term of the Shareholders Agreement, participate in any discussions or negotiations (except with Parent or Purchaser) regarding, or furnish to any person any information with respect to (except to Parent or Purchaser), or take any action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal. Upon the execution of the Shareholders Agreement, each Shareholder agreed to immediately cease any discussions or negotiations of such Shareholder and his, her or its representatives or agents with any person (other than Parent or Purchaser or their affiliates or representatives) with respect to any of the foregoing. Each Shareholder agreed to notify Parent and Purchaser promptly of (1) any such proposal or offer, or any inquiry, or contact, (2) the material terms and conditions of such proposal, offer, inquiry, or contact, (3) the identity of the person making such proposal, and
(4) any changes to such proposal.

  The Option. Pursuant to the Shareholders Agreement, for the duration of the term thereof, each Shareholder granted to Parent and Purchaser an irrevocable option (the "Option") to purchase such Shareholder's Shares at a price per Share equal in cash to $37.82 or any higher price paid or to be paid by Parent or Purchaser pursuant to the Offer or the Merger (the "Option Consideration"). The Option (1) will become exercisable for all Shares subject thereto on the expiration date of the Offer or, if later, the date on which (a) all waiting periods under the HSR Act or other applicable law have expired or been waived and (b) there is no preliminary or final injunction or other order issued by any governmental authority prohibiting the exercise of the Option pursuant to the Shareholders Agreement, if, but only if, (A) the number of Shares tendered in the Offer, when added to the number of Shares not tendered, if any, that are subject to the Option, will satisfy the Minimum Condition, and (B) Purchaser has accepted for payment all Shares tendered and not withdrawn in the Offer, and (2) will remain exercisable for a period of 15 days after the first date on which the Option becomes exercisable pursuant to clause (1) of this sentence.

  If the Option does not become exercisable due to (1) the termination or withdrawal of the Offer prior to the expiration date of the Offer, or (2) the failure of Purchaser to accept for payment all Shares tendered and not withdrawn in the Offer, it will be deemed to have expired. In the event that Parent or Purchaser wishes to exercise the Option, Parent or Purchaser, prior to the expiration thereof, will send written notice to each Shareholder whose Shares are subject to the Option, identifying the place for the closing of the purchase of such Shares at least two business days prior to such closing.

  Representations and Warranties. The Shareholders Agreement contains various customary representations and warranties of the parties thereto including representations by the Shareholders as to absence of conflict, title to shares, valid issuance and brokers.

  No Disposition or Encumbrance of Shares. Pursuant to the Shareholders Agreement, each Shareholder, severally and not jointly, agreed that, during the term thereof, he, she or it will not, directly or indirectly, (1) sell, assign, transfer, pledge, encumber or otherwise dispose of any of his, her or its Shares, (b) deposit any of such Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney other than pursuant to the Shareholders Agreement, (3) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer or other disposition of any Shares (except to Parent or Purchaser), or (4) take any action that would make any representation or warranty of the Shareholder untrue or incorrect in any material respect or have the effect of preventing or disabling the Shareholder from performing his, her or its obligations under the Shareholders Agreement; provided, however, that the Shareholder may transfer all or any of his, her or its Shares for estate planning purposes to any person; provided, further, that the obligations under the Shareholders Agreement will attach to such Shares upon such transfer, and the transferee will be bound by such obligations.

  Other Action. The Shareholders Agreement provides that each of the parties to the Shareholders Agreement agrees to use all reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the transactions among the parties thereto contemplated thereunder.

  Termination. The Shareholders Agreement will terminate upon the earliest to occur of (1) the closing of the exercise of the Option or the expiration of the Option Period, if the Option is not exercised, (2) the termination of the Offer, (3) the termination of the Merger Agreement and (4) the Effective Time.

  12. Purpose of the Offer and the Merger; Plans for the Company After the Offer and the Merger; Shareholder Approval and Appraisal Rights.

  Purpose of the Offer and the Merger. The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, the Company. The Offer is intended to increase the likelihood that the Merger will be completed promptly. The acquisition of the entire equity interest in the Company has been structured as a cash tender offer followed by a cash merger in order to provide a prompt and orderly transfer of ownership of the Company from the shareholders to Parent and to provide the shareholders with cash in a per Share amount equal to the Offer Price for all of their Shares.

  Plans for the Company. Following the Merger, the Company will be operated as a wholly owned subsidiary of Parent. Except as otherwise provided in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets involving the Company or its subsidiaries, or any other material changes in the Company's capitalization, dividend policy, corporate structure, business or the composition of the Company Board or the Company's management. Under the Merger Agreement, however, as soon as practicable after the Effective Time, Parent shall offer to acquire, or cause any of its affiliates (including the Surviving Corporation) to acquire, all outstanding shares of Benjamin Moore & Co., Limited, a Canadian corporation (the "Canadian Subsidiary"), for CDN $93.55 per share, because the Canadian Subsidiary is not otherwise part of the Offer.

  Shareholder Approval. Under the New Jersey Act, the approval of the Company Board and, except as described below, the approval of the Company's shareholders are required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Company Board has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, and, unless the Merger is consummated pursuant to the short-form merger provisions under the New Jersey Act described below, the only remaining required corporate action of the Company is the approval of the Merger Agreement and the Merger by the affirmative vote of two-thirds of the votes cast by the holders of Shares entitled to vote thereon. Because the Company was incorporated prior to 1969, and because the Company's Restated Certificate of Incorporation does not provide for a lower voting requirement, under Section 14A:10-3 of the New Jersey Act, such shareholder approval requires an affirmative vote of two-thirds of the votes so cast rather than a majority.

  Accordingly, if the Minimum Condition is satisfied, Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other shareholder.

  In the Merger Agreement, the Company has agreed to take all action necessary to convene a meeting of its shareholders as soon as practicable after the expiration of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby, if such action is required.

  Under the New Jersey Act, if Purchaser acquires, pursuant to the Offer or otherwise, such number of Shares which, when added to the Shares owned of record by Purchaser on such date, constitutes at least 90% of the then outstanding Shares, Purchaser will be able to approve and adopt the Merger Agreement and the transactions contemplated thereby, and effect the Merger pursuant to the short-form merger provisions of Section 14A:10-5.1 of the New Jersey Act, without a vote of the shareholders. Parent, Purchaser and the Company have agreed to take all necessary and appropriate action to cause the Merger to be effective as soon as practicable after such acquisition. If Purchaser does not acquire such number of Shares which, when added to the Shares owned of record by Purchaser on such date, constitutes at least 90% of the then outstanding Shares pursuant to the Offer or otherwise and a vote of the shareholders is required under the New Jersey Act, a significantly longer period of time will be required to effect the Merger.

  Appraisal Rights. No appraisal rights are available in connection with the Offer or the Merger. Under Section 14A:11-1 of the New Jersey Act, because shareholders will receive cash for their Shares, they are not entitled to any appraisal or dissenters' rights.

  Going Private Transactions. Rule 13e-3 under the Exchange Act is applicable to certain "going-private" transactions. Parent does not believe that Rule 13e-3 will be applicable to the Merger. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Merger and the consideration offered to shareholders therein, be filed with the SEC and disclosed to shareholders prior to consummation of the Merger.

  13. Dividends and Distributions. The Merger Agreement provides that the Company will not, between the date of the Merger Agreement and the Effective Time, without the prior written consent of Parent, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (other than dividends from any subsidiary of the Company) except for

(i) regular cash dividends on the Shares declared and paid quarterly in amounts not to exceed $.210 per Share and at all time consistent with past practices, and (ii) the extra cash dividend of $.120 per Share for the fourth quarter of fiscal year 2000, which was declared on November 8, 2000, and is payable on December 4, 2000, to shareholders of record on November 20, 2000.

  All shareholders of record on November 20, 2000, who are entitled to receive the extra fourth quarter cash dividend of $.120 per share declared by the Company on November 8, 2000, and payable on December 4, 2000, will receive such dividend regardless of whether they tender their shares in the offer.

  14. Conditions of the Offer. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any Shares tendered pursuant to the Offer, and may extend, terminate or amend the Offer, if (i) immediately prior to the expiration of the Offer, the Minimum Condition shall not have been satisfied, (ii) any applicable waiting period under the HSR Act or the Canadian Competition Act (as defined herein) shall not have expired or been terminated prior to the expiration of the Offer, or (iii) at any time on or after the date of this Agreement and prior to the expiration of the Offer, any of the following conditions shall exist:

    (a) (I) there shall have been any statute, rule, regulation, judgment, order or injunction entered, passed, promulgated, enforced, enacted or issued, or applicable to the Offer by any Governmental Authority (as defined in the Merger Agreement) of competent jurisdiction that (i) makes illegal, prohibits or materially limits the ownership or operation by Parent, Purchaser or the Company of all or a material portion of the business or assets of the Company and the Subsidiaries (as defined in the Merger Agreement), taken as a whole, as a result of the Transactions; or
  (ii) imposes limitations on the ability of Parent or Purchaser to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer on all matters properly presented to the Company's shareholders, including, without limitation, the approval of this Agreement and the Transactions; or (iii) prohibits or makes illegal the acceptance for payment, payment for, or purchase of Shares by Parent or Purchaser or the consummation of the Offer or the Merger; or (iv) otherwise renders Parent or Purchaser unable to accept for payment, pay for, or to purchase some or all of the Shares; or (II) there shall have been any action or proceeding instituted by any Governmental Authority and such action or proceeding is pending before a Governmental Authority of competent jurisdiction that (i) seeks to make illegal, prohibit or materially limit the ownership or operation by Parent or Purchaser of all or a material portion of the business or assets of the Company and the Subsidiaries, taken as a whole; or (ii) seeks to impose limitations on the ability of Parent or Purchaser to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer on all matters properly presented to the Company's shareholders, including, without limitation, the approval of the Merger Agreement and the transactions contemplated thereby; or (iii) seeks to prohibit or make illegal the acceptance for payment, payment for, or purchase of Shares by Parent or Purchaser or the consummation of the Offer or the Merger; or (iv) is reasonably likely to result in a material delay in or seeks to restrict the ability of Parent or Purchaser, or render Parent or Purchaser unable to accept for payment, pay for, or to purchase some or all of the Shares;

    (b) a Material Adverse Effect (as defined in the Merger Agreement) shall have occurred and be continuing;

    (c) any representation or warranty of the Company in the Merger Agreement that is qualified by a reference to Material Adverse Effect shall not be true and correct or any such representation or warranty that is not so qualified shall not be true and correct in all material respects, in each case as if such representation or warranty was made as of such time on or after the date of the Merger Agreement (except for representations and warranties made as of a specific date which shall be true and correct as of such date;

    (d) the Company shall have failed in any material respect to perform, or to comply with, any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement (including, without limitation, its agreements or covenants under Section 6.05 of the Merger Agreement);

    (e) the Merger Agreement shall have been terminated in accordance with its terms; or

    (f) Purchaser and the Company shall have agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder.

  The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted or waived by either of them, in whole or in part, at any time and from time to time, in the sole discretion of Parent or Purchaser.

  15. Certain Legal Matters and Regulatory Approvals.

  General. Except as described in this Section 15, based on information provided by the Company, none of the Company, Purchaser or Parent is aware of
(i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by Parent or Purchaser pursuant to the Offer, the Merger or otherwise, or (ii) except as set forth herein, any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer, the Merger or otherwise. Should any such approval or other action be required, Purchaser and Parent presently contemplate that such approval or other action will be sought, except as described below under "State Antitakeover Statutes." While, except as otherwise described in this Offer to Purchase, Purchaser does not presently intend to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment, or pay for, any Shares tendered. See Section 14 for certain conditions to the Offer, including conditions with respect to governmental actions.

  State Antitakeover Statutes. Section 14A:10A-4 of the New Jersey Act, in general, prohibits a New Jersey corporation, such as the Company, from engaging in a "Business Combination" (defined to include a variety of transactions, including mergers) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 10% or more of the voting power of the outstanding stock of the subject corporation) for a period of five years following the date on which such person becomes an Interested Stockholder unless prior to the date on which such person becomes an Interested Stockholder the board of directors of the corporation approves the Business Combination. Section 14A:10A-5 of the New Jersey Act, in general, prohibits a New Jersey corporation, such as the Company, from engaging in a Business Combination with an Interested Stockholder at any time unless (i) prior to the date such person becomes an Interested Stockholder, the board of directors of the corporation approves the Business Combination, (ii) the Business Combination is approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by the Interested Stockholder at a meeting called for such purpose, or (iii) the Business Combination meets certain price requirements. The provisions of Sections 14A:10A-4 and 14A:10A-5 of the New Jersey Act are not applicable to any of the transactions contemplated by the Merger Agreement because the Merger Agreement and the transactions contemplated thereby (including the acquisition of Shares pursuant to the Shareholders Agreement) were approved by the Company Board prior to the execution thereof.

  A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States (the

"Supreme Court") invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining shareholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that Oklahoma's takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

  Parent and Purchaser do not believe that the antitakeover laws and regulations of any state other than the State of New Jersey will by their terms apply to the Offer, and, except as set forth above with respect to Sections 14A:10A-4 and 14A:10A-5 of the New Jersey Act, neither Parent nor Purchaser has attempted to comply with any state antitakeover statute or regulation. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state antitakeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In such case, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer. See Section 14.

  U.S. Antitrust Compliance. The Offer and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied.

  Parent expects to file its Notification and Report Form with respect to the Offer and the Merger with the Antitrust Division and the FTC on or about November 17, 2000, or as soon thereafter as practicable. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, the fifteenth day after the date Parent's form is filed, unless early termination of the waiting period is granted. However, the DOJ or FTC may extend the waiting period by requesting additional information or documentary material from Parent or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Thereafter, the waiting period can be extended only by court order or with the consent of Parent. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Purchaser will not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 14.

  The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer and the Merger. At any time before or after Purchaser's purchase of Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or seeking divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries. Private parties, as well as state governments, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 14 of this Offer to Purchase for certain conditions to the Offer that could become applicable in the event of such a challenge.

  Canadian Antitrust Compliance. Under the Competition Act (Canada), R.S. 1985, c.C-34, as amended (the "Canadian Competition Act"), parties to a merger are required to pre-notify the Commissioner of Competition (the "Commissioner"), who is responsible for the administration and enforcement of the Canadian Competition Act, and provide detailed information with respect to the proposed merger, where two thresholds related to the size of the parties to the transaction and to the size of the transaction are met or exceeded.

  Parent, Purchaser and the Company have determined that the two thresholds set forth in the Canadian Competition Act have been met, and thus pre-notification is required to the Commissioner. Accordingly, two Short Form Information forms for Notifiable Transactions will be filed by Purchaser/Parent and the Company with the Commissioner on or about November 17, 2000, or as soon thereafter as practicable.

  As provided for under the Canadian Competition Act, where a Short Form is used, the parties to a merger may not complete the transaction before the expiration of a waiting period of 14 calendar days following the filing of the required information with the Commissioner. During such waiting period, the Commissioner may request that the parties provide additional information and/or complete a Long Form Information form. Where a Long Form is requested, the waiting period of 42 calendar days does not begin until the Long Form is filed with the Commissioner.

  Parent, Purchaser and the Company intend to complete the transaction only upon the expiration of the relevant waiting period or after they have received a "no action" letter from the Commissioner indicating that he will not make an application to the Competition Tribunal in respect of the transaction. Purchaser will not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the Canadian Competition Act with respect to the Offer have been satisfied. See Section 14.

  The Commissioner has the authority to challenge a merger regardless of its size and regardless of whether the parties are required to pre-notify the Commissioner of the transaction. Such challenges must be made on the basis that the transaction is likely to result in a "substantial lessening or prevention of competition" in a market.

  16. Fees and Expenses.

  Except as set forth below, Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting the tender of Shares pursuant to the Offer.

  Information Agent. Purchaser has retained Georgeson Shareholder Communications Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation for such services, plus reimbursement of out-of-pocket expenses, and Purchaser will indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws.

  Depositary. Purchaser will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

  17. Miscellaneous.

  Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with any such state statute. If, after such good faith effort, Purchaser cannot comply with any such state statute, the Offer will not made to (nor will tenders be accepted from or on behalf of) holders of Shares in such state.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER, PARENT OR THE COMPANY NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

  Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Parent and Purchaser have filed with the SEC the Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO, including exhibits and any amendments thereto, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 8 with respect to the Company (except that they will not be available at the regional offices of the SEC).

                                          B ACQUISITION, INC.

November 17, 2000

                                                                     SCHEDULE I

 INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND
                                    PARENT

  The following description sets forth (i) the name and title of each executive officer and director of each of Purchaser and Parent, and (ii) each such individual's business address, present principal occupation and material positions and occupations within the past five years. Unless otherwise specified, each person listed below is a citizen of the United States and has his or her principal business address at 1440 Kiewit Plaza, Omaha, Nebraska 68131.

A. Directors and Executive Officers of Purchaser

  The sole director of Purchaser is Marc D. Hamburg, and the executive officers of Purchaser are Warren E. Buffett, President, and Marc D. Hamburg, Vice President, Secretary and Treasurer.

B. Directors and Executive Officers of Parent

  The Directors of Berkshire Hathaway Inc. are Warren E. Buffett, Charles T. Munger, Susan T. Buffett, Howard G. Buffett, Malcolm G. Chace, Ronald L. Olson, and Walter Scott, Jr. The executive officers of Berkshire Hathaway Inc. are Warren E. Buffett, Chairman and Chief Executive Officer, Charles T. Munger, Vice Chairman, and Marc D. Hamburg, Vice President and Treasurer.

                        Present Principal Occupation or Employment, Material
                                           Positions Held
        Name                During Past Five Years, and Business Address
        ----            ----------------------------------------------------

 Warren E. Buffett.. Mr. Buffett has been Chairman and Chief Executive Officer of Berkshire since 1970. He is also a director of The
                     Coca-Cola Company, The Gillette Company and The Washington
                     Post Company.

 Charles T. Munger.. Mr. Munger has been a director and Vice Chairman of
                     Berkshire's Board of Directors since 1978. He is Chairman of the Board of Directors and Chief Executive Officer of Wesco Financial Corporation, Chairman of the Board of
                     Directors of Daily Journal Corporation and a director of Costco Wholesale Corporation. His business address is 355
                     S. Grand Avenue, 34th Floor, Los Angeles, California
                     90071.

 Howard G. Buffett.. Mr. Buffett is Chairman of the Board of Directors of The
                     GSI Group, a company primarily engaged in the manufacture of agricultural equipment. From 1992 until June 5, 1995,
                     Mr. Buffett had been Vice President, Assistant to the
                     Chairman and a Director of Archer Daniels Midland Company, a company engaged principally in the business of processing and merchandising agricultural commodities. He is also a director of Coca-Cola Enterprises, Inc., Lindsay
                     Manufacturing Co. and Mond Industries Inc. His business address is 1004 East Illinois Street, Assumption, Illinois
                     62510.

 Susan T. Buffett... Mrs. Buffett has been a director of Berkshire since 1991.
                     Mrs. Buffett has not been employed in the past five years.

 Malcolm G. Chace... In 1996, Mr. Chace was named Chairman of the Board of
                     Directors of BankRI, a community bank located in the state of Rhode Island. Prior to 1996, Mr. Chace had been a private investor. Mr. Chace's business address is One
                     Providence Washington Plaza, Providence, Rhode Island
                     02903.

 Marc D. Hamburg.... Mr. Hamburg has been the Vice President and Treasurer of
                     Berkshire for more than the past five years.

 Ronald L. Olson.... Mr. Olson has, for more than the past five years, been a partner in the law firm of Munger, Tolles & Olson LLP. He
                     is also a director of Edison International, Western Asset
                     Trust, Inc. and Pacific American Income Shares Inc. His
                     business address is 355 S. Grand Avenue, 35th Floor, Los
                     Angeles, California 90071.

 Walter Scott, Jr... Mr. Scott has been Chairman of the Board of Level 3
                     Communications, Inc., a communications and information services company, since 1979. Level 3 Communications was formerly known as Peter Kiewit Sons', Inc., for which, until the spin-off of its construction operations in March
                     1998, Mr. Scott also served as Chief Executive Officer.
                     Mr. Scott is also a director of Burlington Resources, Inc., ConAgra, Inc., Valmont Industries, Inc.,
                     Commonwealth Telephone Enterprises, Inc. and RCN
                     Corporation.

  Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each shareholder of the Company or such shareholder's broker-dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                       The Depositary for the Offer is:

                         EquiServe Trust Company, N.A.

            By Hand:                   By First-Class Mail:          By Overnight Courier:
      Securities Transfer &        EquiServe Trust Company, N.A. EquiServe Trust Company, N.A.
    Reporting Services, Inc.          Attn: Corporate Actions       Attn: Corporate Actions
c/o EquiServe Trust Company, N.A.          P.O. Box 8029               150 Royall Street
  100 William Street, Galleria         Boston, MA 02266-8029           Canton, MA 02021
       New York, NY 10038

                          By Facsimile Transmission:
                         (Eligible Institutions Only)
                       (781) 575-2233 or (781) 575-2232

                           Confirm by Telephone to:
                                (781) 575-3100

  Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the offer is:

              [LOGO OF GEORGESON SHAREHOLDER COMMUNICATIONS INC.]
                                17 State Street
                                  10th floor
                              New York, NY 10004
               Bankers and Brokers Call Collect: (212) 440-9800
                   All Others Call Toll Free: (800) 223-2064